UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2010

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	☐	No	☒

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

For the periods ended June 30, 2010 and 2009

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

Ernst & Young Chile Presidente Riesco 5435, piso 4 Las Condes Santiago Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.eychile.cl

Independent Auditors’ Report

Review of Financial Statements

(Translation of a report originally issued in Spanish – see Note 2)

To the Chairman, Shareholders and Directors

Embotelladora Andina S.A.:

1.                                       We have reviewed the interim consolidated statement of financial position of Embotelladora Andina S.A. and subsidiaries (the “Company”) as of June 30, 2010 and the related interim consolidated statements of comprehensive income for the six-month and three-month periods ended June 30, 2010 and 2009, as well as the corresponding statements of cash flows and of changes in shareholders’ equity for the six-month periods then ended. The preparation and presentation of these interim financial statements and their accompanying notes in conformity with IAS 34 “Interim financial reporting” described in International Financial Reporting Standards arc the responsibility of the management of Embotelladora Andina S.A. Our responsibility is to issue a report on this interim financial information based on our reviews.

2.                                       We conducted our reviews in accordance with generally accepted auditing standards in Chile for a review of interim financial information. Review of interim financial information includes applying analytical procedures and conducting inquiries of the persons responsible for financial and accounting matters. The scope of these reviews is significantly less than the scope of an audit in accordance with generally accepted auditing standards in Chile, the purpose of which is to express an opinion on the financial statements as a whole. Therefore, we do not express such an opinion.

3.                                       Based on our reviews, we are not aware of any significant modification that should be made to the financial statements mentioned in the first paragraph in order for them to be in conformity with IAS 34, as describe in International Financial Reporting Standards.

4.                                       Previously, we conducted an audit, in accordance with generally accepted auditing standards in Chile, of the consolidated statement of financial position of Embotelladora Andina S.A. and subsidiaries as of December 31, 2009, and of the corresponding consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for the year ended December 31, 2009, which the Management prepared as part of the Company’s convergence process to International Financial Reporting Standards.

A member firm of Ernst & Young Global Limited

5.                                       The consolidated financial statements of Embotelladora Andina S.A. and subsidiaries as of December 31, 2008, prepared in accordance with generally accepted accounting principles in Chile (“Chilean GAAP”), were audited by other auditors, who issued an unqualified opinion on January 27, 2009. The opening statement of financial situation as of January 1, 2009, which is taken from the financial statements mentioned above, is presented for comparative purposes only and includes all the significant adjustments necessary for presentation in accordance with IFRS. These adjustments were determined by the Company’s Management. Our audit of the opening statement of financial position as of January 01, 2009 included an examination of said adjustments and the application of other audit procedures, with the scope that we deemed necessary. In our opinion, the aforementioned statement is uniformly presented, in all significant aspects, for comparative purposes.

/s/ Victor Zamora Q.	ERNST & YOUNG LTDA.
Victor Zamora Q.

Santiago, July 27, 2010

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements at June 30,

2010, at December 31, 2009 and at January 1, 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

ASSETS	NOTE	06/30/2010	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$
Current Assets:
Cash and cash equivalents	5	103,407,591	112,445,009	129,218,871
Other financial assets	6	15,187,346	22,691,323	—
Other non financial assets	7.1	8,505,230	10,086,541	7,840,434
Trade receivables and other accounts receivable, net	8	55,979,688	78,558,590	74,029,537
Intercompany accounts receivable	12.1	982,716	1,051,014	1,726,604
Inventories	9	45,728,579	40,908,937	35,443,903
Current tax assets / Tax receivables	10.1	2,182,728	4,563,058	5,675,872
Total Current Assets		231,973,878	270,304,472	253,935,221

Non-Current Assets:
Other non financial non current assets	7.2	24,895,403	21,443,775	18,617,344
Trade receivables and other accounts receivable, net	8	8,370,561	5,817,177	8,542
Intercompany accounts receivable, net	12.1	38,499	37,869	34,719
Investments in Equity Investees accounted for by the equity method	14	34,524,532	34,731,218	32,822,541
Intangible assets, net	15.1	1,799,539	2,117,333	2,455,762
Capital gain	15.2	63,772,932	61,360,345	65,269,071
Property, plant and equipment, net	11	266,800,627	246,880,251	247,758,924
Deferred tax assets	10.4	5,785,178	6,252,523	6,382,129
Total Non-Current Assets		405,987,271	378,640,491	373,349,032
Total Assets		637,961,149	648,944,963	627,284,253

The accompanying notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements at June 30, 2010,

at December 31, 2009 and at January 1, 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

LIABILITIES AND NET SHAREHOLDERS’ EQUITY	NOTE	06/30/2010	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$
Current Liabilities:
Other financial liabilities	16	19,532,929	5,799,881	11,504,242
Payables and other accounts payable	17	67,492,219	82,302,124	79,549,6811
Intercompany accounts payable	12.2	9,087,489	13,757,847	16,528,635
Provisions	18	350,857	38,879	43,440
Taxes payable	10.2	2,686,192	5,676,913	2,084,004
Other non financial liabilities	19	23,565,092	30,234,814	31,532,517
Total Current Liabilities		122,714,778	137,810,458	141,242,519

Non-Current Liabilities:
Other non-current financial liabilities	16	71,478,554	73,149,674	80,247,530
Intercompany accounts payable	12.2	2,291,892	2,565,767	3,137,347
Provisions	18	4,771,775	4,457,107	2,887,777
Deferred tax liabilities	10.4	42,143,354	39,435,167	34,578,183
Other non-current liabilities	19	9,559,296	9,567,264	10,861,802
Post-employment benefit liabilities	13.2	6,795,867	8,401,791	8,034,813
Total Non-Current Liabilities		137,040,738	137,576,770	139,747,452

Net Shareholders’ Equity:	20
Issued capital		230,892,178	230,892,178	236,327,716
Other reserves		5,610,114	(4,851,620)	—
Retained earnings		141,695,314	147,508,036	109,955,729
Net Shareholders’ Equity attributable to equity Shareholders of the parent		378,197,606	373,548,594	346,283,445
Non-controlling interests		8,027	9,141	10,837
Total Shareholders’ Equity		378,205,633	373,557,735	346,294,282
Total Liabilities and Net Shareholders’ Equity		637,961,149	648,944,963	627,284,253

Notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Comprehensive Income by Function

for the periods ended June 30, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

STATEMENT OF COMPREHENSIVE INCOME	NOTE	01.01.2010 06.30.2010	01.01.2009 06.30.2009	01.04.2010 06.30.2010	01.04.2009 06.30.2009
		ThCh$	ThCh$	ThCh$	ThCh$

Operating income		421,514,329	367,191,736	191,488,923	166,339,943
Cost of sales		(240,274,326)	(208,921,266)	(111,975,329)	(95,800,241)
Gross Margin		181,240,003	158,270,470	79,513,594	70,539,702

Other operating income	24	439,337	449,462	148,230	92,698
Distribution costs		(38,351,442)	(34,167,588)	(18,251,924)	(14,049,061)
Administrative expenses		(73,930,854)	(67,469,995)	(36,500,536)	(34,223,286)
Other expenses by function	25	(3,008,359)	(2,456,907)	(1,410,439)	(794,681)
Other miscellaneous operating expenses	27	1,117,442	2,076,453	(418,172)	155,360
Finance income	26	1,935,179	2,616,747	1,100,176	1,162,962
Finance costs	26	(3,543,517)	(3,943,173)	(1,968,074)	(1,927,877)
Share in loss of Equity Investees accounted for using the equity method		453,626	470,808	(160,347)	170,452
Translation differences		24,377	(425,070)	24,693	28,062
Profit because of units of adjustment		4,136	683,735	4,135	623,366
Gains before Tax		66,379,928	56,104,942	22,081,336	21,777,697
Gains tax	10.3	(17,661,679)	(10,291,022)	(6,142,146)	(3,173,427)
Earnings in the Fiscal Year		48,718,249	45,813,920	15,939,190	18,604,270

Earnings attributable to Shareholders’ Equity holders of the parent and minority interests

Earnings attributable to equity holders of the parent		48,717,166	45,812,706	15,938,907	18,603,959
Earnings attributable to minority interests	20	1,083	1,214	283	311
Earnings in the Fiscal Year		48,718,249	45,813,920	15,939,190	18,604,270

		Ch$	Ch$	Ch$	Ch$
Earnings per Share
Earnings per Series A Share		61.03	57.39	19.97	23.31
Earnings per Series B Share		67.13	63.13	21.96	25.63

Notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Comprehensive Income by Function

for the periods ended June 30, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

		01.01.2010	01.01.2009	04.01.2010	04.01.2009
STATEMENT OF COMPREHENSIVE INCOME	NOTE	06.30.2010	06.30.2009	06.30.2010	06.30.2009
		ThCh$	ThCh$	ThCh$	ThCh$

Earnings in the fiscal year		48,718,249	45,813,920	15,939,190	18,604,270
Other income and expenses debited or credited to net Shareholders’ Equity
Translation adjustments	20	10,461,734	(17,232,498)	7,289,191	3,551,392

Comprehensive Income and Expenses in the Fiscal Year		59,179,983	28,581,422	23,228,381	22,155,662

Comprehensive Income and Expenses Attributable to:

Majority shareholders		59,178,900	28,580,208	23,228,098	22,155,351
Minority interests		1,083	1,214	283	311
Total Comprehensive Income and Expenses		59,179,983	28,581,422	23,228,381	22,155,662

Notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flows for the

Periods ended June 30, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

		01.01.2010	01.01.2009
Cash Flows provided by (used in) Operating Activities	NOTE	06.30.2010	06.30.2009
		ThCh$	ThCh$
Types cash flows provided by Operating Activities
Customer and services rendered collections		614,707,090	529,691,378
Royalties and other collections from regular activities		—	74
Other collections		8,525,386	6,274,831
Types of cash flows (used in) Operating Activities
Supplier payments		(444,233,474)	(369,751,130)
Payroll		(41,156,856)	(30,368,981)
Other payments		(75,183,535)	(65,027,431)
Dividends classified as from operations		1,379,837	1,500,000
Interest payments classified as from operations		(2,559,893)	(3,283,596)
Interest received classified as from operations		2,227,332	2,482,681
Earnings tax payments		(6,371,225)	(8,114,259)
Cash Flows provided by (used in) Other Operating Activities		(1,321,745)	(1,141,833)
Net Cash Flows provided by (used in) Operating Activities		56,012,917	62,261,734
Cash Flows provided by (used in) Investment Activities
Disposals of property, plant and equipment		290,737	121,033
Additions of property, plant and equipment		(36,215,404)	(25,702,097)
Disposals of other long term assets		11,415,262	—
Reimbursement of other financial liabilities		206,644	257,887
Cash Flows provided by (used in) Other Investment Activities		(512,058)	(1,015,878)
Net Cash Flows used in Investment Activities		(24,814,819)	(26,339,055)
Cash Flows provided by (used in) Financing Activities
Short term loans obtained		24,178,619	8,232,914
Cash flows provided by loans		24,178,619	8,232,914
Loan payments		(11,036,048)	(9,727,981)
Dividend payments by the reporting entity		(53,260,469)	(50,631,957)
Payments to purchase other financial assets		(1,345,375)	—
Net Cash Flows provided by (used in) Financing Activities		(41,463,273)	(52,127,024)
Decrease in Cash and cash equivalents, before effects of variations in Exchange Rates		(10,265,175)	(16,204,345)
Effects of Variations in Exchange Rates on Cash and cash equivalents		1,227,757	(2,663,066)
Net Decrease in Cash and cash equivalents		(9,037,418)	(18,867,411)
Cash and cash equivalents shown in the Cash Flow Statement, Initial Balance	5	112,445,009	129,218,871
Cash and cash equivalents shown in the Cash Flow Statement, Final Balance	5	103,407,591	110,351,460

Notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Statement of Changes in Shareholders’ Equity at June 30, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

	Changes in Issued Capital	Reserves
	Capital in shares	Legal and Statutory Reserves	Translation Reserves	Retained Earnings (Cumulative Losses)	Total Shareholders’ Equity of Parent	Non- controlling Interests	Changes in Net Shareholders’ Equity, Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance at 01/01/2010	230,892,178	5,435,538	(10,287,158)	147,508,036	373,548,594	9,141	373,557,735
Changes
Comprehensive Income and Expenses	—	—	10,461,734	48,717,166	59,178,900	(1,114)	59,177,786
Dividends	—	—	—	(54,529,888)	(54,529,888)	—	(54,529,888)
Changes in Shareholders’ Equity	—	—	10,461,734	(5,812,722)	4,649,012	(1,114)	4,647,898
Final Balance at 06/30/2010	230,892,178	5,435,538	174,576	141,695,314	378,197,606	8,027	378,205,633

	Changes in Issued Capital	Reserves
	Capital in shares	Legal and Statutory Reserves	Translation Reserves		Retained Earnings (Cumulative Losses)	Total Shareholders’ Equity of Parent	Non- controlling Interests	Changes in Net Shareholders’ Equity, Total
	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$
Initial Balance at 01/01/2009	236,327,716	—	—		109,955,729	346,283,445	10,837	346,294,282
Changes
Comprehensive Income and Expenses	—	—	(17,232,498)		45,812,706	28,580,208	(1,582)	28,578,626
Dividends	—	—	—		(48,070,572)	(48,070,572)	—	(48,070,572)
Other Increase(Decrease) Net Shareholders Equity	(5,435,538)	5,435,538	—		—	—	—	—
Changes in Shareholders’ Equity	(5,435,538)	5,435,538	(17,232,498	)-	(2,257,866)	(19,490,364)	(1,582)	(19,491,946)
Final Balance at 06/30/2009	230,892,178	5,435,538	(17,232,498)		(107,697,863)	(326,793,081)	(9,255)	(326,802,336)

Notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements for the periods ended

June 30, 2010, December 31, 2009, and January 1, 2009

(Translation of financial statements originally issued in Spanish — See Note 2.3)

NOTE 1 — CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Securities and Insurance Commission of Chile (SVS) pursuant to Law 18,046.

Embotelladora Andina S.A. (“Andina,” and together with its subsidiaries, the “Company”) engages mainly in the production and sale of Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil, and Argentina. In Chile, the territories in which it has distribution franchises are the cities of Santiago, San Antonio, and Rancagua. In Brazil, it has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, and Nova Iguaçu. In Argentina, it has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, and Rosario. The Company holds a license from The Coca-Cola Company in its territories, Chile, Brazil, and Argentina. The license for those territories expires in 2012. All these licenses are issued at the discretion of The Coca-Cola Company. It is expected that they will be renewed upon expiration.

At June 30, 2010, the Freire Group and related companies held 52.61% of the outstanding voting shares, so they are the controllers of the Company.

The main offices of Embotelladora Andina S.A. are located at Avenida El Golf 40, 4th floor, borough of Las Condes, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 — BASIS OF PREPARATION OF PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

2.1                                       Comparison of Information

The dates associated with the change to International Financial Reporting Standards that affect the Company are:  the fiscal year beginning January 1, 2009, which is the transition date and January 1, 2010, which is the date of conversion to International Financial Reporting Standards. As of the 2010 fiscal year, financial information is presented under IFRS in comparison to the 2009 fiscal year, including an explicit and unqualified statement of compliance with IFRS in an explanatory note to the financial statements.

2.2                                       Periods Covered

These Consolidated Financial Statements encompass the following periods:

Consolidated Financial Statements:  The periods ended June 30, 2010, at December 31, 2009 and at January 1, 2009.

Consolidated Statement of Comprehensive Income by Function and Consolidated Statement of Cash Flows:  The periods from January 1 to June 30, 2010 and 2009.

Statement of Changes in Net Shareholders’ Equity:  Balances and activity between January 1 and June 30, 2010 and 2009.

2.3                                       Basis of Preparation

The Consolidated Financial Statements of the Company for the period ended June 30, 2010 were prepared according to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (hereinafter “IASB”), except for comparative financial information required by such standards since this financial statement is a pro forma financial statement for the first year of transition, according to the requirements and alternatives disclosed by the Securities and Insurance Commission.

These Consolidated Interim Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and Subsidiaries as of June 30, 2010 and the results of operations, changes in net shareholders’ equity and cash flows for the period then ended, which were approved by the Board of Directors at a meeting held July 27, 2010.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Parent Company and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards in effect in each country, so adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to IFRS.

2.4                               Basis of Consolidation

2.4.1          Subsidiaries

The Consolidated Financial Statements include the Financial Statements of the Company and the companies it controls (its subsidiaries). The Company has control when it has the power to direct the financial and operating policies of a company so as to obtain benefits from its activities. They include assets and liabilities at June 30, 2010, at December 31, 2009 and at January 1, 2009; and income and cash flows for the periods ended June 30, 2010 and 2009. Income or losses from subsidiaries acquired or

2.4.1       Subsidiaries, (continuous)

sold are included in the Consolidated Statement of Comprehensive Income from the effective date of acquisition through the effective date of sale, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries by the Group. The acquisition cost is the fair value of the assets, of equity securities and of liabilities incurred or assumed on the date of exchange, plus the cost directly attributable to the acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair value on the acquisition date, regardless of the scope of minority interests. The excess acquisition cost above the fair value of the Group’s share in identifiable net assets acquired is recognized as comparative goodwill. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income account.

Intercompany transactions, balances, and unrealized earnings in intercompany transactions are eliminated. Unrealized losses are also eliminated unless there is evidence of an impairment loss on the asset in the transaction. Whenever necessary, the accounting policies of subsidiaries are modified to assure uniformity with the policies adopted by the Group.

The equity value of the share of minority shareholders in equity and in the income of consolidated subsidiaries is presented in net Shareholders’ Equity; Minority Interests, in the Consolidated Statement of Financial Position and in “Gain Attributable to Minority Interest,” in the Consolidated Statement of Comprehensive Income.

The consolidated financial statements include all assets, liabilities, revenues, expenses, and cash flows of the company and its subsidiaries after eliminating intercompany balances and transactions.

2.4.1       Subsidiaries, (continuous)

The list of subsidiaries included in the consolidation is as follows:

		Percentage Interest
		06/30/2010
Taxpayer ID	Name of the Company	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99
96.836.750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99
Foreign	Embotelladora del Atlántico S.A.	—	99.98	99.98
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99
93.899.000-K	Vital S.A.	—	99.99	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.90	0.09	99.99

2.4.2       Equity Investees

Equity Investees are all entities in which the Group exercises a material influence but does not have control. Generally, it holds an interest of 20% to 50% in the voting rights of Equity Investees. Investments in Equity Investees are accounted for using the equity method and are initially recognized at cost.

The Group’s share in losses or gains subsequent to the acquisition of Equity Investees is recognized in income and their share in activity subsequent to acquisition in reserves is recognized in reserves. The carrying amount of investments is adjusted by the cumulative movements subsequent to acquisition.

Unrealized earnings in transactions between the Group and its Equity Investees are eliminated according to the percentage interest of the Group in those Equity Investees. Unrealized losses are also eliminated unless there is evidence in the transaction of an impairment loss on the asset being transferred. Whenever necessary, the accounting policies of Equity Investees are modified to assure uniformity with the policies adopted by the Group.

2.5           Financial reporting by operating segment

IFRS 8 requires that entities adopt “the Management focus” to disclose information on the revenues of operating segments. In general, this is information that Management uses internally to evaluate the yield of segments and decide how to allocate resources to them. Therefore, the following operating segments have been determined by geographic location:

•                  Chile operation

•                  Brazil operation

•                  Argentina operation

2.6             Foreign currency transactions

2.6.1          Functional currency and currency of presentation

The items included in the financial statements of each of the entities in the Group are appraised using the currency of the main economic environment in which the entity does business (“functional currency”). The consolidated financial statements are presented in pesos, which is the functional currency and currency of presentation of the Company.

2.6.2          Balances and Transactions

Foreign currency transactions are converted to the functional currency using the exchange rate prevailing on the date of each transaction. Translation losses and gains in the settlement of these transactions and in the conversion of the foreign currency—denominated cash assets and liabilities at the closing exchange rates are recognized in the comprehensive income account.

The exchange rates and values prevailing at the close of each fiscal year were:

	Parities compared to the Chilean peso
Date	US$ dollar	Brazilian Real	Argentine Peso	Unidad de Fomento
06.30.2010	547.19	303.74	139.20	21,202.16
12.31.2009	507.10	291.24	133.45	20,942.88
06.30.2009	531.76	251.93	140.05	20,933.02
12.31.2008	636.45	272.34	184.32	21,452.57

2.6.3       Entities in the Group

The income and financial situation of all entities in the Group (none of which uses the currency of a hyperinflationary economy) that use a functional currency other than the currency of presentation are converted to the currency of presentation in the following way:

(i)                         Assets and liabilities in each balance sheet are converted at the closing exchange rate on the balance sheet date;

(ii)                      Income and expenses of each income account are converted at the average exchange rate; and

(iii)                   All resulting translation differences are recognized as a component separate from net equity.

The Companies that use a functional currency other than the currency of presentation of the parent company are:

Company	Functional Currency
Rio de Janeiro Refrescos Ltda.	Brazilian Real
Embotelladora del Atlántico S.A.	Argentine Peso

In the consolidation, the translation differences in the conversion of a net investment in foreign entities and of foreign currency loans and other foreign currency instruments hedging those investments are carried in shareholders’ net equity. When the investment is sold, those translation differences are recognized in the statement of income as part of the loss or gain on the sale.

2.7             Property, Plant, and Equipment

The assets included in property, plant and equipment are recognized at cost, less depreciation and cumulative impairment losses, except in the case of land, which is presented net of impairment losses.

The historical cost includes expenses directly attributable to the acquisition of items. The concept of historical cost also includes re-appraisals and price-level restatement of starting values at January 1, 2009, due to first-time exemptions in IFRS.

Subsequent costs are included in the value of the original asset or recognized as a separate asset only when it is likely that the future economic benefit associated with the elements of property, plant and equipment will flow to the Group and the cost of the element can be determined reliably. The value of the component that is substituted is retired on the books. The remaining repairs and maintenance are debited against income in the fiscal year in which they are performed.

2.7             Property, Plant, and Equipment, (continuous)

Land is not depreciated. Depreciation under other net assets in the case of the residual value of land is depreciated linearly distributing the cost of the different elements that compose it among the years of expected useful life, which constitute the period in which the companies expect to use them.

The estimated years of useful life are:

Assets	Range of years
Buildings	30-50
Plant and Equipment	10-20
Fixed installations and accessories
Fixed installations	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles	3-7

The residual value and useful life of assets are revised and adjusted, if necessary, at the close of each balance sheet.

When the value of an asset is higher than its estimated recoverable value, the value is reduced immediately to the recoverable amount.

Losses and gains on the sale of property, plant, and equipment are calculated comparing the revenue earned to the carrying value, and they are included in the consolidated income statement.

2.8            Intangible Assets

2.8.1          Goodwill

Goodwill is the excess above the acquisition cost as compared to the fair value of the Group’s share in identifiable net assets of the subsidiary on the date of acquisition. Goodwill from the acquisition of subsidiaries is included in intangible assets. The goodwill recognized separately is tested annually for impairment in value and is appraised at cost, less the cumulative impairment losses.

Gains and losses on the sale of an entity include the carrying amount of the goodwill related to that entity.

The goodwill is allocated to cash-generating units (CGU) in order to test for impairment losses. The allocation is made to CGUs that are expected to benefit from the business combination in which the goodwill occurred.

2.8.2         Water rights

Water rights that have been paid for are included in the group of intangibles, appraised at acquisition cost. They are not amortized since they have no expiration date, even when subjected to impairment tests annually.

2.9             Impairment Losses on Non-Financial Assets

Assets that have an indefinite useful life, such as land, are not amortizable and are tested annually for impairment losses. Amortizable assets are tested for impairment losses whenever there is an event or change in circumstances that indicate that the carrying amount might not be recoverable. An excess carrying value of the asset above its recoverable amount is recognized as an impairment loss. The recoverable amount is the fair value of an asset, less the cost of sale or of use, whichever of the two is higher. Assets are grouped together to evaluate impairment losses at the lowest level for which there are separately identifiable cash generating units (CGU). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed on each balance sheet date to check whether there were any reversals of the loss.

2.10           Financial Assets

The Company classifies its financial assets into the following categories:  financial assets at fair value through profit or loss, loans and receivables, and assets available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of the initial recognition

2.10.1       Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss are financial assets kept for trading. A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short term. Derivatives are also classified for trading unless they are designated hedges. Assets in this category are classified as current assets

2.10.2        Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They are recorded in current assets, except when they expire more than 12 months from the date of the balance sheet, in which case they are classified as non-current assets. Loans and receivables are included in trade receivables and other receivables in the balance sheet.

2.10.3        Financial Assets held to maturity

Financial assets held to maturity are non-derivative financial assets with fixed or determinable payments and a fixed maturity that the Group’s management has the positive intention and capacity to keep through maturity. If the Group sells a material amount of the financial assets kept through maturity, the entire category will be reclassified as available for sale. These available-for-sale financial assets are included in non-current assets unless they expire less than 12 months from the date of the balance sheet, in which case they are classified as current assets.

Losses and gains from changes in the fair value of the category of financial assets at fair value through profit or loss are included in the statement of income in “other net gains / losses” in the fiscal year in which they occur. Income from dividends on financial assets at fair value through profit or loss are recognized in the statement of income as “other income” when the right of the Group to receive the payment is established.

The fair values of quoted investments are based on the current purchase prices. If the market for a financial asset (and for the securities not quoted) is inactive, the Group sets the fair value using appraisal techniques that include the use of recent, unrestricted transactions between knowledgeable, willing parties regarding other substantially like instruments, the analysis of discounted cash flows and the optional pricing models, maximizing market information and relying as little as possible on specific information on the entity.

2.11           Derivatives and hedging

The derivatives held by the Company correspond to transactions hedged against exchange rate risk and the price of raw materials and thus materially offset the risks that are hedged.

The derivatives are accounted for at their fair value on the date of the Statement of Financial Position. If positive, they are recorded under “hedge assets.” If negative, they are recorded under “hedge liabilities.”

Changes in the fair value of these derivatives are accounted for directly as income, unless they have been designated a hedging instrument and meet the conditions in the IFRS to use hedge accounting:

a)    Fair value hedge:   The gain or loss in the appraisal of the hedging derivative must be recognized immediately in the statement of income, together with the change in fair value of the hedged item attributable to the hedged risk, netting out the effects in the statement of income.

b)    Cash Flow Hedge: The effective part of changes in the fair value of derivatives is accounted for in a net equity reserve called “cash flow hedge.” The cumulative profit or loss in net Shareholders’ Equity is carried to the statement of income in the periods when the hedged item affects results, netting out such effect in the statement of income.

Changes in the fair value of any derivative not qualified as a hedge derivative are recognized immediately in the statement of income under “other net gains / (losses).”

The Company does not use hedge accounting for its investments abroad.

The Company is also evaluating the derivatives implicit in financial contracts and instruments to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 32 and 39.

2.12           Inventories

Inventories are accounted for at the lesser of cost or net realizable value. Cost is determined by the average weighted price method. The cost of finished products and of products in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on a normal operating capacity) to bring the goods to saleable condition, but it excludes interest expense. The net realizable value is the estimated sales price in the normal course of business, less any variable cost of sale.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the items involved.

2.13           Trade receivables and other receivables

Trade receivables are recognized initially at their nominal value, given the short period in which they are recovered, less the impairment loss reserve. A provision is made for impairment losses on trade receivables when there is objective evidence that the Company will be incapable of collecting all sums owed according to the original terms of the receivable, based either on individual analyses or on global aging analyses. The carrying amount of the asset is reduced as the provision is used and the loss is recognized in marketing costs in the statement of income.

2.14           Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits in banks and other short-term, highly liquid investments originally expiring in 3 months or less.

2.15           Bank and Debt Security Debt

Bank funding and debt securities issues are initially recognized at fair value, net of the costs incurred in the transaction. Outside resources are later appraised at amortized cost. Any difference between the funding obtained (net of the costs required to obtain it) and the reimbursement amount is recognized in the statement of income during the life of the debt using the effective interest rate method.

2.16           Income tax and deferred taxes

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated by the rules in the Income Tax Law. Its subsidiaries abroad do so according to the rules of the respective countries.

Deferred taxes are calculated using the balance sheet method on the temporary differences between the fiscal basis of assets and liabilities and the carrying amounts in the annual consolidated accounts. However, deferred taxes are not accounted for when they come from the initial recognition of a liability or asset in a transaction other than a business combination that does not affect either the book profit or loss or the fiscal gain or loss at the time of the transaction.

Deferred tax assets are recognized when it is likely that future fiscal benefits will be available against which temporary differences can be offset.

Deferred taxes for temporary differences stemming from investments in subsidiaries and Equity Investees are recognized except when the Company can control the date when the temporary differences will be reversed and it is likely that they will not be reversed in the foreseeable future.

2.17           Employee benefits

The Company has established an accrual to cover severance indemnities that will be paid to its employees according to the individual and collective contracts in place. This provision is accounted for at the actuarial value pursuant to IAS 19. The positive or negative effect on indemnities because of changes in estimates (turnover, mortality, retirement, and other rates) is recorded directly in income.

The Company also has an executive retention plan. It is accounted for as a liability according to the directives of this plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment. The liability for these benefits is presented under “cumulative liabilities.”

The Company and its subsidiaries have provided for the cost of vacation and other employee benefits on an accrual basis. This liability is recorded under accrued liabilities.

2.18           Provisions

Provisions for litigation are recognized when the company has a present legal or implicit liability as a result of past occurrences, it is likely that disbursements will be required to settle the liability and the amount has been reliably estimated.

When there are several similar obligations, the probability that a disbursement be required for settlement is determined considering the type of liability as a whole. A provision is recognized even if the probability of a disbursement for any item included in the same class of liabilities may be slight.

2.19           Bottle deposits

This is a liability comprised of cash collateral received from customers for bottles made available to them.

This liability represents the value of the deposit that we will have return if the client or the distributor returns the bottles and cases to us in good conditions, along with the original invoice. The estimation of this liability is based on an inventory of bottles given as a loan to clients and distributors, estimated amount of bottles in circulation and a historical average weighted value per bottle or case. In addition, since the amount of bottles and cases has normally increased throughout time, this liability is recorded under long term.

This liability is shown in other non-current liabilities considering that historically, more bottles are placed on the market in a period of operation than are returned by customers in the same period.

2.20           Income Recognition

Operating income includes the fair value of consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Operating income is shown net of value-added tax, returns, rebates, and discounts and net of sales inside the companies that are consolidated.

The Company recognizes income when the amount of income can be reliably appraised and it is likely that the future economic benefits will flow into the Company.

2.21           Dividend payments

Dividend payments to the Company shareholders are recognized as a liability in the consolidated annual accounts of the Company, based on the obligatory 30% minimum stipulated in the Companies Law.

2.22           Critical accounting estimates and judgments

The Company makes estimates and judgments about the future. The resulting accounting estimates will, by definition, rarely match the real outcome. Below, estimations and judgments are explained that might have a material impact on future financial statements.

2.22.1       Estimated impairment loss on goodwill

The Group confirms annually whether goodwill has undergone any impairment loss. The amounts recoverable from cash generating units have been determined on the basis of calculations of the value of use. The key variables that management must calculate include the volume of sales, prices, expense on marketing, and other economic factors. The estimation of these variables requires a considerable administrative judgment as those variables imply inherent uncertainties. Yet, the assumptions used are consistent with our internal planning. Therefore, the management evaluates and updates estimates from time to time according to the conditions affecting these variables. If these assets are deemed to have become impaired, the estimated fair value will be written off, as applicable.

2.22.2       Allowance for Doubtful Accounts

We evaluate the possibility of collecting trade receivables using several factors. When we become aware of a specific inability of a customer to fulfill its financial commitments to us, a specific allowance for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that we estimate will ultimately be collected. In addition to specifically identifying potential customer uncollectibles, debits for doubtful accounts are accounted for based on the recent history of prior losses and a general assessment of our trade receivables, both outstanding and past due, among other factors. The balance of our trade receivables was ThCh$64,350,249 at June 30, 2010, net of an allowance for doubtful accounts provision of ThCh$1,411,938. Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

2.22.3       Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimate useful life of those assets. Changes in circumstances, such as technological advances, changes in our business model, or changes in our capital strategy might modify the effective useful life as compared to our estimates. Whenever we determine that the useful life of property, plant, and equipment might be shortened, we depreciate the excess between the net book value and the recovery value estimated according to the revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, dispensers, and transportation equipment or computer software could make the useful life of assets shorter. We review the impairment to long-lived assets each time events or changes in circumstances indicate that the book value of any of those assets might not be recovered. The estimate of effective future cash flows is based, among other things, on certain assumptions about the expected operating yield in the future. Our estimates of non-discounted cash flows may differ from real cash flows because, among other reasons, of technological changes, economic conditions, changes in the business model, or changes in the operating yield. If the sum of non-discounted cash flows that have been projected (excluding interest) is less than the book value of the asset, the asset will be written off at its estimated fair value. Free cash flows in Brazil and Argentina were discounted at a rate of 12% and generated a value above that of the respective assets of our Brazilian and Argentine Subsidiaries (including the goodwill on the investment).

2.22.4       Liabilities for bottle and case collateral

The Company records a liability represented by deposits received in exchange for bottles and cases provided to our customers and distributors. This liability represents the amount of the deposit that must be returned if the client or distributor returns the bottles and cases in good condition, together with the original invoice. This liability is estimated on the basis of an inventory of bottles given as a loan to customers and distributors, estimates of bottles in circulation and a weighted average historic value per bottle or case. Moreover, since the number of bottles and cases has generally increased over time, the liability is presented in the long term. Management must make several assumptions in relation to this liability in order to estimate the number of bottles in circulation, the amount of the deposit that must be reimbursed and the synchronization of disbursements.

2.23           New IFRS and Interpretations of the IFRS Interpretation Committee.

The following IFRS standards and interpretations of the IFRIC have been issued:

New Standards	Mandatory effective date
IFRS 9 Financial instruments: Classification and measurement	January 1, 2013
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010

Improvements and amendments	Mandatory effective date
IAS 24 Related party disclosures	January 1, 2011
Amendment to IFRIC 14 Financing prepayments minimum requirements:	January 1, 2011

The Management of the Company and its subsidiaries estimate that adopting the standards, amendments, and interpretations indicated above will have no material impact on the Consolidated Financial Statements of Embotelladora Andina S.A. in the period of initial application.

NOTE 3 — FIRST-TIME APPLICATION OF IFRS

Embotelladora Andina S.A. and Subsidiaries have implemented IFRS starting January 1, 2010 and presents quarterly financial statements according to IFRS comparative to 2009.

The date of transition for Embotelladora Andina and Subsidiaries is January 1, 2009.

These Financial Statements have been prepared according to IFRS issued until this date and under the premise that such standards will be the same applicable in adopting IFRS as of the 2010 fiscal year, comparatively to the 2009 fiscal year.

Sections 3.1 and 3.2 present the reconciliations required by IFRS N°1 between the beginning and closing balances of the year ending December 31, 2009 and the period ended June 30, 2009; and the beginning balances as of January 1, 2009, after applying these standards.

The exemptions in IFRS 1 that the company decided to apply in its IFRS adoption are:

i)       Business combination:

The Company did not restate business combinations retroactively that took place prior to January 1, 2009.

ii)      Fair value or reappraisal of cost.

NOTE 3 — FIRST-TIME APPLICATION OF IFRS (Continuous)

The Company considered the appraisals of certain items in property, plant, and equipment at the fair value to be used as the cost attributable to the historic cost on the transition date. Those assets are virtually all of the land of our operations in Chile, Argentina and Brazil and selected real estate, machinery and equipment the values of which, in local currency, were significantly distant from the fair values determined by appraisals.

The group of assets of Chilean Companies for which the fair value was not made the attributed cost was assigned the historic cost, plus a legal price-level restatement to represent the cost attributed on the transition date.

iii)     Cumulative actuarial profits and losses for post-employment benefits:

The effects of applying actuarial calculations to post-employment benefits were recognized directly in cumulative results as of January 1, 2009.

iv)     Translation reserves:

The Company considered all cumulative translation reserves through the transition date to be nil or zero.

Below is a detailed description of the main differences between Generally Accepted Accounting Principles in Chile (Chile GAAP) and International Financial Reporting Standards (IFRS) applied by the Company, and of the impact on Shareholders’ Equity at June 30, 2010, December 31, 2009, and January 1, 2009 and on the net gain at June 30, and December 31, 2009:

3.1                                       Reconciliation of Net Shareholders’ Equity from generally accepted accounting principles in Chile to International Financial Reporting Standards at January 1, June 30, and December 31, 2009:

		06/30/2009	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$

Shareholders’ Equity according to Chilean GAAP		300,556,233	336,578,506	346,248,602
Adjustments to IFRS
Property, plant and equipment, reappraisal and change in functional currency	3.3.1	36,730,292	42,893,951	28,469,859
Change in functional currency and suspension of goodwill amortization	3.3.2	7,882,441	15,085,550	—
Post-employment benefits	3.3.4	1,475,237	1,554,045	1,114,217
Reversal of price-level restatement	3.3.6	3,232,876	2,520,859	—
Hedging instruments	3.3.7	173,211	(2,079,511)	173,211
Deferred taxes	3.3.9	(18,296,322)	(17,205,160)	(20,324,257)
Investments in equity investees	3.3.8	2,617,179	3,591,820	1,400,227
Minority interest		9,254	9,141	10,837
Other		578,093	(51,493)	481,399
Subtotal		334,958,494	382,897,708	357,574,095
Minimum dividend	3.3.10	(8,156,158)	(9,339,973)	(11,279,813)
Net Shareholders’ Equity according to IFRS		326,802,336	373,557,735	346,294,282

3.2                                       Reconciliation of the year’s income from Chile GAAP to IFRS as June 30, and December 31, 2009:

		06/30/2009	04/01/2009 to 06/30/2009	12/31/2009
		ThCh$	ThCh$	ThCh$
Income according to Chilean GAAP		34,627,520	11,946,490	86,918,333
Adjustments to IFRS
Depreciation	3.3.1	(2,112,736)	(726,233)	(4,276,931)
Goodwill amortization	3.3.2	3,191,409	1,437,595	6,094,120
Intercompany account considered investment in subsidiary	3.3.3	10,580,865	6,368,733	13,804,730
Post-employment benefits	3.3.4	334,510	(58,128)	439,828
Reversal of translation adjustment according to Chilean standard	3.3.5	(3,057,252)	(2,968,927)	(4,977,864)
Translation of results at average exchange rate	3.3.5	3,080,260	1,560,850	2,412,869
Reversal of price-level restatement	3.3.6	(944,112)	803,678	(1,240,956)
Hedging instruments	3.3.7	—	—	(2,252,722)
Deferred taxes	3.3.8	(366,781)	(327,475)	1,476,431
Investments in equity investees	3.3.9	126,753	119,200	(382,625)
Minority interest		1,214	311	2,748
Other		352,270	448,176	(32,483)
Statement of Income according to IFRS		45,813,920	18,604,270	97,985,478

3.3                Explanation of main differences between Chilean GAAP and IFRS

3.3.1          Property, plant and equipment

The Company reappraised property, plant, and equipment in order to consider their fair value to be the attributed cost at the historic cost on the transition date. Those assets are virtually all of the land of our operations in Chile, Argentina and Brazil and selected real estate, machinery and equipment whose value in local currency was significantly distant from the fair values determined in appraisals.

The group of assets of Chilean Companies for which the fair value was not used as the attributed cost was assigned the historic cost, plus legal price-level restatement, as the cost attributed on the transition date.

Moreover, according to Chilean GAAP, property, plant and equipment of operations in Brazil and Argentina were controlled in U.S. Dollars while according to IFRS, those same assets are now controlled in the functional currency of each of the countries of origin. The differences in appraisal are also included in this adjustment.

According to the changes in the initial balances for property, plant and equipment described above, there was a greater debit against income that is presented in the reconciliation of income between Chilean GAAP and IFRS.

The amount shown in property, plant and equipment totaled, on a consolidated basis, ThCh$223,676,043 at December 31, 2008 according to Chilean GAAP.

3.3.2          Goodwill

The equity adjustment originates in the change in functional currency between Chilean GAAP and IFRS. According to Chilean GAAP, goodwill on the operations in Argentina and Brazil was controlled in dollars while under IFRS, it is controlled directly in the functional currency of each country.

The effects on results presented in the reconciliation between Chilean GAAP and IFRS come from suspending the straight-line amortization that had been performed through December 31, 2009. Under IFRS, those amounts are not amortizable and the value is reduced only provided the impairment test shows a recovery value that is less than the accounting value.

3.3.3                             Intercompany account treated as investment in subsidiary

Within its corporate structure, the Company has intercompany accounts receivable in U.S. dollars from its subsidiaries abroad. According to Chilean GAAP, the exchange rate differences originating in the Chilean Companies resulting from these accounts receivable were accounted for directly in income, while the foreign subsidiaries recognized this effect and the rest of the items controlled in U.S. dollars as a translation effect in the income statement. Under IFRS, those U.S. dollar accounts receivable and accounts payable have been assigned as part of the investment abroad, therefore any difference between the U.S. dollar and the functional currency of each of the entities is accounted for in equity accounts.

3.3.4          Post-employment benefits

Under IFRS, the all-event severance indemnity stipulated in individual or collective employment contracts creates a liability that must be determined by the actuarial value of the accrual cost of the benefit. This means making estimates of variables such as future permanence, interest rate at which benefits are discounted, mortality rate, employee turnover rate and future salary increase, among others. According to Chilean GAAP, this same obligation was recognized at the actual value according to the benefit accrual cost and a period of capitalization that considered the expected time of employment of employees on the date of their retirement.

The difference from applying actuarial calculations to the employee severance benefits is shown in the reconciliation of shareholders’ equity and income statement between Chilean GAAP and IFRS.

3.3.5          Translation effects

Under Chilean GAAP, according to Bulletin 64 of the Chilean Accountants Association, the non-monetary assets and liabilities of foreign companies were controlled in historic dollars and results were translated from local currency to the control currency (U.S. dollar) and then the figures in the control currency translated to Chilean pesos at the closing exchange rate.

According to IFRS, non-monetary asset and liability accounts are controlled in the functional currency of each reporting entity and income accounts are translated at the functional currency of the parent company at the average exchange rate for each transaction.

In the reconciliation of results between Chilean GAAP and IFRS, the translation effects recognized under Chilean standards have been reversed and the differential income that results from the translation according to IFRS as compared to Chilean GAAP has been recognized.

3.3.6          Price-level restatement

The accounting principles in Chile require that the financial statements be adjusted to reflect the effect of the loss in the purchasing power of the Chilean peso on the financial position and operating income of the reporting entities. This method was based on a model that required calculating the profit or loss from net inflation attributed to monetary assets and liabilities exposed to variations in the purchasing power of the local currency. The historic cost of non-monetary assets and liabilities, equity accounts and income accounts are restated to reflect the variations in CPI from the date of acquisition to the close of the fiscal year.

The gain or loss in the purchasing power, included in net profits or losses, reflected the effects of inflation on monetary assets and liabilities held by the Company.

IFRS does not consider indexing by inflation in countries that are not hyperinflationary, like Chile. So, the income and balance sheet accounts are not adjusted for inflation and variations are nominal. The reconciliation of equity and income between Chilean GAAP and IFRS shows the effects of eliminating price-level restatement recorded during 2009.

3.3.7                             Hedging instruments

The Company holds hedging agreements to hedge exchange rates, prices of raw materials and adjustment indicators. Under Chilean GAAP, pursuant to Technical Bulletin 57, theses were appraised according to variations in their fair value. The effects on income in those items defined as expected hedging transactions of items are deferred until settlement. However, under IFRS, these agreements have not demonstrated their effective hedging, so the effects on variations in their fair value are recorded directly in income at each end of period.

3.3.8                             Deferred taxes

Differences from deferred taxes correspond to deferred taxes recognized according to the new treatment of each of the financial items according to IFRS as well as the reversal of the complementary deferred tax accounts in effect under Chilean GAAP at December 31, 2008.

3.3.9                             Investment in Equity Investees

This corresponds to the effects of the adoption of IFRS by companies where the parent company holds investments accounted according to the equity method.

3.3.10                      Minimum dividend

Chilean Company Law requires companies to pay a cash dividend of at least 30% of its net profits, unless otherwise decided by shareholders.  Since paying a dividend on net profits in each year is a requirement, under IFRS, the dividend liability pursuant to Chilean law must be recorded on an accrual basis.  This liability did not exist under Chilean GAAP.

NOTE 4 — REPORTING BY SEGMENT

The company provides information by segment according to IFRS 8 “Operating Segments.” That rule establishes standards for reporting by operating segment and related disclosures for products, services, and geographic areas.

The company measures and evaluates performance of segments according to operating income of each of the countries where there are franchises.

The operating segments are disclosed coherently with the presentation of internal reports to the senior officer in charge of operating decisions. That officer has been identified as the Company Board of Directors, which makes strategic decisions.

The segments defined by the Company for strategic decision-making are geographic. Therefore, the reporting segments correspond to:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

The three operating segments conduct their business through the production and sale of soft drinks, other beverages, and packaging.

The total income by segment includes sales to unrelated customers, as indicated in the consolidated statement of income of the Company, as well as inter-segment sales.

NOTE 4 — REPORTING BY SEGMENT (Continuous)

A summary of the operations by segment of the Company is as follows, according to IFRS:

For the period ended June 30, 2010	Chile Operation	Argentina Operation	Brazil Operation	Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating income from external customers, total	138,272,363	85,935,974	197,305,992	—	421,514,329
Operating income between segments, total	—	—	—	—	—
Interest income, total for segments	655,700	194,361	1,085,118	—	1,935,179
Interest expense, total for segments	(2,606,352)	(366,602)	(570,563)	—	(3,543,517)
Interest income, net, total for segments	(1,950,652)	(172,241)	514,555	—	(1,608,338)
Depreciation and amortization, total for segments	(8,045,568)	(3,777,084)	(6,782,825)	—	(18,605,477)
Sums of significant income items, total	1,163,962	22,463	370,354	—	1,556,779
Sums of significant expense items, total	(109,848,385)	(76,822,664)	(167,467,995)	—	(354,139,044)
Gain (loss) of the segment reported, total	19,591,720	5,186,448	23,940,081	—	48,718,249

Share of the entity in income of Equity Investees accounted for by the equity method, total	(273,858)	—	727,484	—	453,626
Income tax expense (income), total	(3,315,431)	(2,976,386)	(11,369,862)	—	(17,661,679)

Segment assets, total	301,133,059	82,893,000	253,935,090	—	637,961,149
Carrying amount in Equity Investees and combined businesses accounted for under the equity method, total	24,807,616	—	9,716,916	—	34,524,532
Disbursements of non-monetary assets of the segment, total for segments	18,358,546	4,597,953	13,258,905	—	36,215,404
Liabilities of the segments, total	108,540,458	44,578,601	106,636,457	—	259,755,516

For the fiscal year ending December 31, 2009	Chile Operation	Argentina Operation	Brazil Operation	Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating income from external customers, total	273,098,100	175,186,871	339,546,374	—	787,831,345
Operating income between segments, total		1,237,173		(1,237,173)	—
Interest income, total for segments	3,983,241	60,876	1,376,216	—	5,420,333
Interest expense, total for segments	(5,423,157)	(684,661)	(2,015,686)	—	(8,123,504)
Interest income, net, total for segments	(1,439,916)	(623,785)	(639,470)	—	(2,703,171)
Depreciation and amortization, total for segments	(16,203,496)	(8,152,895)	(12,050,567)	—	(36,406,958)
Sums of significant income items, total	1,099,093	121,055	3,510,330	—	4,730,478
Sums of significant expense items, total	(216,788,668)	(154,614,091)	(285,300,630)	1,237,173	(655,466,216)
Gain (loss) of the segment reported, total	39,765,113	13,154,328	45,066,037	—	97,985,478

Share of the entity in income of Equity Investees accounted for by the equity method, total	366,146	—	1,237,753	—	1,603,899
Income tax expense (income), total	(4,859,074)	(7,299,694)	(17,007,657)	—	(29,166,425)

Segment assets, total	322,224,369	81,920,589	244,800,005	—	648,944,963
Carrying amount in Equity Investees and combined businesses accounted for under the equity method, total	26,149,730	—	8,581,488	—	34,731,218
Disbursements of non-monetary assets of the segment, total for segments	22,934,261	18,892,316	7,656,260	—	49,482,837
Liabilities of the segments, total	122,020,055	38,263,173	115,104,000	—	275,387,228

NOTE 5 — CASH AND CASH EQUIVALENTS

This line was comprised as follows as of June 30, 2010, December 31, 2009 and January 1, 2009:

Description	06/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
By item
Cash	452,122	54,634	1,351,380
Bank Balances	6,839,405	20,162,614	19,864,906
Deposits	76,890,257	73,686,670	81,721,480
Mutual Fund Investments	19,225,807	18,541,091	26,281,105
Cash and cash equivalents	103,407,591	112,445,009	129,218,871

	ThCh$	ThCh$	ThCh$
By currency
Dollar	6,528,783	6,321,415	25,546,100
Argentine Peso	525,632	602,067	2,366,465
Chilean Peso	75,463,765	82,792,844	93,910,652
Real	20,889,411	22,728,683	7,395,654
Cash and cash equivalents	103,407,591	112,445,009	129,218,871

5.1             Deposits

Time deposits defined as Cash and cash equivalents were as follows at June 30, 2010, December 31, 2009 and January 1, 2009:

Placement	Entities	Currency	Principal	Annual rate	Balance at 06/30/2010
			ThCh$	%	ThCh$

04-23-2010	Banco BBVA	UF	12,114,878	0.00%	12,216,030
05-03-2010	Banco BCI	UF	11,914,000	0.00%	12,009,477
12-17-2009	Banco Santander	UF	11,010,500	2.50%	11,272,216
04-12-2010	Banco BBVA		$6,644,069	2.40%	6,679,063
02-19-2010	Banco Bradesco	R$	6,054,232	9.24%	6,220,934
06-14-2010	Banco Itaú	UF	4,770,769	0.40%	4,781,787
01-13-2010	Banco Chile	UF	4,410,633	1.70%	4,508,966
01-13-2010	Banco Estado	UF	4,410,633	1.65%	4,507,924
10-06-2009	Banco Itau	R$	3,037,413	9.24%	4,087,666
01-12-2010	Banco Itau	R$	3,037,413	9.24%	3,102,718
03-05-2010	Banco Itau	R$	3,037,413	9.24%	3,081,730
06-30-2010	Banco BBVA		$2,430,000	0.60%	2,430,000
10-16-2009	Banco Bradesco	R$	1,022,452	9.24%	1,079,188
04-12-2010	Banco BBVA	UF	861,195	0.00%	861,174
03-29-2010	Banco Votorantin	R$	33,937	9.24%	34,532
05-26-2010	Banco BBVA Argentina	AR$	16,709	9.25%	16,852
Total					76,890,257

Placement	Entities	Currency	Principal	Annual Rate	Balance at 12/31/2009
			ThCh$	%	ThCh$

12-17-2009	Banco Santander	Chilean Pesos	11,010,500	2.50%	10,996,285
10-06-2009	Banco Itaú	Reais	11,649,437	8.45%	8,895,193
12-14-2009	Banco Deutsche Bank	Chilean Pesos	8,817,738	0.48%	8,819,737
09-29-2009	Banco Itaú	Chilean Pesos	7,741,171	1.20%	7,804,537
10-13-2009	Banco Estado	Chilean Pesos	5,783,449	0.23%	5,816,009
06-24-2009	Banco Santander	Chilean Pesos	453,900	2.40%	4,600,859
10-19-2009	Banco Estado	Chilean Pesos	4,364,533	0.42%	4,382,178
11-09-2009	Banco Itaú	Chilean Pesos	4,200,000	2.00%	4,197,177
06-15-2009	Banco Chile	Chilean Pesos	3,322,621	2.70%	3,368,735
06-24-2009	Banco Chile	Chilean Pesos	3,000,000	3.20%	3,050,270
10-27-2009	Banco Itaú	Chilean Pesos	2,670,000	1.40%	2,678,396
07-14-2009	Banco BBVA	Chilean Pesos	2,737,500	1.50%	2,759,342
11-13-2009	Banco Santander	Chilean Pesos	1,876,098	3.30%	1,877,662
10-16-2009	Banco Bradesco	Reais	145,618	8.43%	1,410,005
11-24-2009	Banco BCI	Chilean Pesos	1,248,101	4.50%	1,249,422
11-18-2009	Banco Estado	Chilean Pesos	1,003,066	3.30%	1,003,445
11-24-2009	Banco Santander	Chilean Pesos	728,386	4.70%	729,305
04-02-2009	Banco Votorantim	Reais	30,295	8.63%	31,955
11-23-2009	Banco BBVA Francés	Argentine Pesos	15,906	10.00%	16,158
Total					73,686,670

5.1             Deposits (Continuous)

Placement	Entities	Currency	Principal	Annual Rate	Balance at 01/01/2009
			ThCh$	%	ThCh$

09-11-2008	Banco Santander	Chilean Pesos	14,478,105	2.42%	14,993,596
12-02-2008	Banco BCI	Chilean Pesos	8,727,900	8.88%	8,790,334
12-02-2008	Banco BCI	Chilean Pesos	8,727,900	8.88%	8,790,334
09-11-2008	Banco BBVA	Chilean Pesos	7,961,385	2.90%	8,256,963
12-26-2008	Banco BBVA	Chilean Pesos	7,529,640	9.50%	7,538,359
12-16-2008	Banco Royal Of Canada	Dollars	7,575,731	2.73%	7,320,120
09-29-2008	Banco Chile	Dollars	6,645,700	3.78%	6,426,649
11-19-2008	Banco Itaú	Chilean Pesos	6,156,000	6.50%	6,235,415
03-30-2008	Banco Chile	Chilean Pesos	5,200,000	2.00%	5,627,843
12-16-2008	Banco Itaú	Chilean Pesos	3,300,000	9.50%	3,311,459
09-23-2008	Banco Chile	Chilean Pesos	2,238,600	3.40%	2,314,341
07-29-2008	Banco Chile	Chilean Pesos	1,984,000	1.20%	2,084,732
04-02-2008	Banco Votorantim	Reais	28,329	13.61%	31,335
Total					81,721,480

5.2             Mutual and investment funds

Mutual and investment fund shares are appraised at the share value at the close of each fiscal year. Variations in the value of shares during the respective fiscal years are accounted for as a debit or credit to income. Below is a description for the end of each period:

Institution	06/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

BBVA mutual fund	1,636,000	2,844,000	—
Scotiabank mutual fund	2,244,000	3,641,000	—
BCI mutual fund	—	2,348,000	—
Santander mutual fund	—	1,896,000	—
Itaú Corporate mutual fund	1,586,419	1,574,370	36,153
Banchile mutual fund	1,621,000	3,758,347	10,512,365
Royal Bank of Canada mutual fund	—	—	189,977
Banco Estado mutual fund	2,884,000	—	5,209,999
Citi Institutional Liquid Reserves Limited	4,310,752	2,478,907	10,332,249
Prudential Bache Commodities	2,036,175	—	—
Dreyfus Global Fund Universal Liquidity Plus	2,907,461	467	362
Total investment and mutual funds	19,225,807	18,541,091	26,281,105

NOTE 6 —         OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at June 30, 2010, December 31, 2009, and January 1, 2009, other than Cash and cash equivalents. They correspond entirely to time deposits beyond 90 days:

				Annual
Placement	Entities	Currency	Principal	rate	06/30/2010	12/31/2009
			ThCh$	%	ThCh$	ThCh$
11-02-2009	Banco HSBC	UF	11,341,762	0.49	11,505,195	11,336,036
05-12-2010	Banco BBVA	UF	2,740,597	0.01	2,760,712	—
05-12-2010	Banco BBVA	UF	456,766	0.57	460,469	—
05-12-2010	Banco BBVA	UF	228,383	1.37	230,485	—
05-12-2010	Banco BBVA	UF	228,383	1.37	230,485	—
10-13-2009	Banco BCI	Chilean pesos	6,600,266	1.32	—	6,619,385
12-14-2009	Banco BCI	Chilean pesos	4,731,879	1.80	—	4,735,902
			Total		15,187,346	22,691,323

NOTE 7 —  OTHER CURRENT AND NON CURRENT NON FINANCIAL ASSETS

Note 7.1           Other current non financial assets

Description	06/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Prepaid Insurance	321,489	16,879	15,815
Prepaid Expenses	3,279,752	3,060,440	2,629,151
Forward contrct rights	—	13,083	1,213,052
Wachovia investment fund (restricted)	537,714	3,180,618	—
Otros current assets	116,747	63,569	94,657
Fiscal credit remaining	709,659	—	761,071
Materials and supplies	3,181,822	3,620,404	2,872,966
Parts	358,047	131,548	253,722
Total	8,505,230	10,086,541	7,840,434

Note 7.2         Other non-current non financial assets

Detalle	06/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Prepaid expenses	2,528,958	2,597,060	3,238,086
Investments in other companies	138,428	56,016	57,335
Materials and supplies	58,777	55,185	59,933
Fiscal credits	6,515,854	7,254,343	5,545,259
Judicial deposits	13,039,018	10,254,716	8,053,225
Non operating assets	1,245,298	1,104,803	1,482,609
Others	1,369,070	121,652	180,897
Total	24,895,403	21,443,775	18,617,344

NOTE 8           - COMMERCIAL DEBTORS AND ACCOUNTS RECEIVABLE

The composition of commercial debtors and accounts receivale is as follows:

	06/30/2010		12/31/2009		01/01/2009
Description	Current	Non current	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales debtors	37,239,468	1,508	54,674,968	—	47,567,131	—
Sales recievables	8,315,327	—	14,494,834	192,022	14,591,709	—
Other debtors	11,836,831	8,369,053	11,077,776	5,625,155	13,430,678	8,542
Allowance doubtful accounts	(1,411,938)	—	(1,688,988)	—	(1,559,981)	—
Total	55,979,688	8,370,561	78,558,590	5,817,177	74,029,537	8,542

The change in the allowance for doubtful accounts between January 1 and June 30, 2010 and at January 1 and December 31, 2009 is presented below:

Item	30/06/2010	12/31/2009
	ThCh$	ThCh$

Initial balance	1,688,988	1,559,981
Increase	538,333	367,460
Use of allowance	(840,135)	(197,559)
Increase (decrease) because of foreign exchange	24,752	(40,894)
Movement	(277,050)	129,007
Final balance	1,411,938	1,688,988

NOTE 9 —  INVENTORIES

The composition of inventory balances is detailed as follows:

Description	06/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Raw materials	20,756,639	21,601,753	18,076,625
Merchandise	6,180,107	3,456,085	2,021,982
Production inputs	2,196,051	2,556,814	2,250,164
Products in progress	115,332	87,302	81,381
Finished goods	12,491,840	11,255,686	10,904,548
Other inventories	3,988,610	1,951,297	2,109,203
Balance	45,728,579	40,908,937	35,443,903

The cost of inventories recognized as a cost of sale totaled ThCh$240,274,326 at June 30, 2010 and ThCh$208,921,266 at June 30, 2009.

Inventory obsolescence expense was ThCh$619,544 at June 30, 2010.

NOTE 10 —  INCOME TAX AND DEFERRED TAXES

At the end of period 2010, the company had a taxable profits fund of ThCh$45,422,731, comprised of profits for which there was first-category income tax credit totaling ThCh$45,249,840 and profits without any credit totaling ThCh$192,891.

10.1                Current tax receivables

The current tax receivables consisted of the following items:

Description	06/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Provisional monthly payments	1,508,947	3,459,004	5,062,501
Tax credits	673,781	1,104,054	613,371

Balance	2,182,728	4,563,058	5,675,872

10.2                Current tax payables

The current tax payables consisted of the following items:

Description	06/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Gains tax	2,666,580	5,490,308	1,856,631
Other	19,612	186,605	227,373
Balance	2,686,192	5,676,913	2,084,004

10.3                Tax expense

The income tax and deferred tax expenses for the periods ended June 30, 2010 and June 30, 2009 were as follows:

Description	06/30/2010	06/30/2009
	ThCh$	ThCh$

Current tax expense	15,246,290	9,804,572
Adjustment to current tax from previous year	289,521	150,749
Other current tax expenses	442,518	132,237
Total net current tax expense	15,978,329	10,087,558

Deferred tax income (expense) because of the creation and reversal of temporary differences in current tax
Other deferred tax expenses	1,683,350	203,464
Total net deferred tax expenses	1,683,350	203,464
Total income tax expense	17,661,679	10,291,022

10.4                Deferred taxes

The net cumulative balances of temporary differences originating in deferred tax assets and liabilities are itemized below:

	At June 30, 2010		At December 31, 2009		At January 1, 2009
Temporary differences	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	—	23,853,638	—	23,219,596	—	24,599,440
Impairment accrual	457,962	—	967,157	—	1,222,261	84,074
Employee benefits	1,290,313	—	1,343,543	—	834,793	—
Post-employment benefits	—	86,097	71,685	299,226	78,374	348,379
Fiscal losses	1,900	—	1,821	—	1,640,854	—
Contingency provision	2,369,190	—	1,640,625	—	1,817,509	—
Foreign currency contract (debt Brazil)	—	13,465,972	—	13,309,062	—	8,307,797
Other	1,665,813	4,737,647	2,227,692	2,607,283	788,338	1,238,493
Total	5,785,178	42,143,354	6,252,523	39,435,167	6,382,129	34,578,183

10.5                Deferred tax liability movement

The movement in the deferred liability accounts was:

Item	06/30/2010	12/31/2009
	ThCh$	ThCh$

Initial Balance	39,435,167	34,578,183
Increase (decrease) in deferred tax liabilities	1,262,492	6,282,367
Increase (decrease) due to foreign currency translation	1,385,944	(1,385,282)
Other increases (decreases) in deferred tax liabilities	59,751	(40,101)
Movements	2,708,187	4,856,984
Final balance	42,143,354	39,435,167

10.6                Distribution of domestic and foreign tax expenses

As of June 30, 2010 and 2009, the composition of domestic and foreign tax expenses was as follows:

Gains tax	06/30/2010	03/31/2009
	ThCh$	ThCh$
Current taxes
Foreign	13,149,386	7,890,559
Domestic	2,828,943	2,196,999
Current tax expense	15,978,329	10,087,558

Deferred taxes
Foreign	1,196,863	744,698
Domestic	486,487	(541,234)
Deferred tax expense	1,683,350	203,464
Gains tax expense	17,661,679	10,291,022

10.7                Reconciliation of effective rate

Below is the reconciliation of tax expenses at the legal rate and tax expenses at the effective rate:

Reconciliation of effective rate	06/30/2010	03/31/2009
	ThCh$	ThCh$
Income before taxes	66,379,928	56,104,942
Tax expense at legal rate (17%)	(11,284,588)	(9,537,840)
Effect of tax rate in other jurisdictions	(7,472,000)	(5,233,159)

Permanent differences:
Non-taxable operating income	2,032,388	4,756,050
Non-tax-deductible expenses	(1,101,876)	(816,365)
Other	164,397	540,292
Tax expense adjustment	1,094,909	4,479,977

Tax expense at effective rate	(17,661,679)	(10,291,022)
Effective rate	26.6%	18.3%

The gains tax rates applicable in each of the jurisdictions where the company does business are:

Country	Rate
Chile	17%
Brazil	34%
Argentina	35%

NOTE 11 — PROPERTY, PLANT, AND EQUIPMENT

11.1                                Balances

Property, plant and equipment at the end of each period are itemized below:

	Gross property, plant and equipment			Cumulative depreciation and impairment loss			Net property, plant and equipment
Item	06/30/2010	12/31/2009	01/01/2009	06/30/2010	12/31/2009	01/01/2009	06/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Construction in progress	15,647,412	5,487,011	4,942,367	—	—	—	15,647,412	5,487,011	4,942,367
Land	39,371,812	38,636,858	39,712,253	—	—	—	39,371,812	38,636,858	39,712,253
Buildings	91,077,845	88,488,841	85,362,029	29,091,484	27,773,723	26,761,417	61,986,361	60,715,118	58,600,612
Plant and equipment	232,145,080	222,211,690	224,341,427	158,598,717	149,563,233	150,196,493	73,546,363	72,648,457	74,144,934
Information technology equipment	12,305,653	11,852,220	11,957,812	10,347,946	9,712,329	9,269,880	1,957,707	2,139,891	2,687,932
Fixed installations and accessories	28,888,414	28,629,067	28,308,977	14,324,204	13,688,638	13,596,631	14,564,210	14,940,429	14,712,346
Motor vehicles	6,004,403	5,460,712	5,147,810	4,128,180	4,043,972	4,317,408	1,876,223	1,416,740	830,402
Improvements to leased property	168,429	161,494	126,031	102,776	82,158	47,231	65,653	79,336	78,800
Other property, plant and equipment	281,983,295	265,337,455	250,980,544	224,198,409	214,521,044	198,931,266	57,784,886	50,816,411	52,049,278
Total	707,592,343	666,265,348	650,879,250	440,791,716	419,385,097	403,120,326	266,800,627	246,880,251	247,758,924

The Company carries insurance to protect its property, plant and equipment and inventories from potential losses. The geographic distribution of those assets is as follows:

Chile:  Santiago, Puente Alto, Maipú, Renca, Rancagua, San Antonio and Rengo

Argentina:  Buenos Aires, Mendoza, Córdoba and Rosario

Brazil:  Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria.

11.2        Movement

Movements in property, plant and equipment were as follows between January 1, and June 30, 2010 and between January 1, and December 31, 2009:

For the period ended 06/30/2010	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvement to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	5,487,011	38,636,858	60,715,118	72,648,457	2,139,891	14,940,429	1,416,740	79,336	50,816,411	246,880,251

Additions	12,705,492	—	390,901	2,945,760	162,712	19,793	698,514	—	15,555,560	32,478,732
Disposals	—	—	(71,333)	(122,470)	—	—	(5,135)	—	(42,522)	(241,460)
Transfers between items of property, plant and equipment	(2,943,969)	—	196,427	812,014	78,351	67,176	—	—	1,790,001	—
Depreciation expense	—	—	(773,914)	(6,968,512)	(471,434)	(510,600)	(196,859)	(16,424)	(9,192,298)	(18,130,041)
Increase (decrease) in foreign currency translation	398,878	734,954	1,529,162	3,980,007	49,446	47,412	(13,820)	2,741	(1,120,573)	5,608,207
Other increases (decreases)	—	—	—	251,107	(1,259)	—	(23,217)	—	(21,693)	204,938
Total movements	10,160,401	734,954	1,271,243	897,906	(182,184)	(376,219)	459,483	(13,683)	6,968,475	19,920,376
Final balance	15,647,412	39,371,812	61,986,361	73,546,363	1,957,707	14,564,210	1,876,223	65,653	57,784,886	266,800,627

11.2        Movement (Continuous)

For the fiscal year ending 12/31/2009	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvement to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	4,942,367	39,712,253	58,600,612	74,144,934	2,687,932	14,712,346	830,402	78,800	52,049,278	247,758,924

Additions	12,237,194	—	363,270	11,068,846	353,965	17,120	961,803	23,676	21,109,718	46,135,592
Disposals	(18)	—	—	(29,640)	(398)	—	—	—	(145,417)	(175,473)
Transfers between items of property, plant and equipment	(7,707,551)	—	1,165,884	2,377,032	151,751	802,833	37,330	—	3,172,721	—
Depreciation expense	—	—	(1,752,611)	(14,514,062)	(1,350,230)	(1,106,466)	(249,014)	(30,670)	(17,108,739)	(36,111,792)
Increase (decrease) in foreign currency translation	(2,724,793)	(1,075,395)	1,978,600	(472,663)	268,779	(204,152)	(71,530)	7,530	(5,699,749)	(7,993,373)
Other increases (decreases)	(1,260,188)	—	359,363	74,010	28,092	718,748	(92,251)	—	(2,561,401)	(2,733,627)
Total movements	544,644	(1,075,395)	2,114,506	(1,496,477)	(548,041)	228,083	586,338	536	(1,232,867)	(878,673)
Final balance	5,487,011	38,636,858	60,715,118	72,648,457	2,139,891	14,940,429	1,416,740	79,336	50,816,411	246,880,251

NOTE 12 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of June 30, 2010, December 31, 2009 and January 1, 2009 are detailed as follows:

12.1                                Receivables:

12.1.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	06/30/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,891,720-k	Embonor S.A	Related to shareholder	Chile	Chilean peso	365,141	606,952	1,726,604
93,473,000-3	Embotelladora Coca Cola Polar S.A	Related to shareholder	Chile	Chilean peso	617,575	444,062	—
		Total			982,716	1,051,014	1,726,604

12.1.2                      Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	06/30/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Chilean peso	38,499	37,869	34,719
		Total			38,499	37,869	34,719

12.2                                Payables:

12.2.1                      Current:

	Company	Relationship	Country of origin	Currency	06/30/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	1,950,282	5,367,733	5,582,317
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Argentine pesos	1,912,052	1,706,392	1,966,203
Foreign	Recofarma do Indústrias Amazonas Ltda	Related to shareholders	Brazil	Reais	3,016,378	3,914,755	4,171,316
96,705990-0	Envases Central S.A.	Equity Investee	Chile	Chilean pesos	501,610	632,281	1,085,375
86,881,400-4	Envases CMF S.A.	Equity Investee	Chile	Chilean pesos	1,396,739	1,163,054	2,488,399
76,389,720-6	Vital Aguas S.A.	Equity Investee	Chile	Chilean pesos	227,266	913,801	1,058,204
89,996,200-1	Envases del Pacífico S.A.	Common director	Chile	Chilean pesos	83,162	59,831	176,821

		Total			9,087,489	13,757,847	16,528,635

12.2.2                      Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	06/30/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,891,720-k	Embonor S.A.	Related to shareholders	Chile	Chilean pesos	1,832,442	2,047,047	2,495,910
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Chilean pesos	459,450	518,720	641,437

		Total			2,291,892	2,565,767	3,137,347

12.3                                Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 06/30/2010
96,705,990-0	Envases Central	Equity Investee	Chile	Purchase of finished products	Chilean pesos	8,066,373
96,705,990-0	Envases Central	Equity Investee	Chile	Sales of raw materials	Chilean pesos	1,417,882
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrate	Chilean pesos	27,666,471
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Advertising participation payment	Chilean pesos	1,207,157
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Services rendered	Chilean pesos	981,785
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Advertising charges	Chilean pesos	822,622
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Purchase of concentrate	Reais	33,457,725
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Reimbursement and others	Reais	555,451
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Advertising participation payment	Reais	7,494,848
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Purchase of bottles	Chilean pesos	3,411,258
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Purchase of packaging	Chilean pesos	353,069
84,505,800-8	Vendomática S.A	Related to Director	Chile	Sale of finished products	Chilean pesos	526,235
84,505,800-8	Vendomática S.A	Related to Director	Chile	Supply and advertising agreements	Chilean pesos	250,000
96,815,680-2	BBVA Administración General de Fondos	Related to Director	Chile	Investment in mutual funds	Chilean pesos	9,119,000
96,815,680-2	BBVA Administración General de Fondos	Related to Director	Chile	Redemption of mutual funds	Chilean pesos	10,327,000
76,389,720-6	Vital Aguas S.A.	Subsidiary	Chile	Purchase of finished products	Chilean pesos	2,474,941
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Purchase of concentrate	Argentine pesos	8,247,930
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Advertising rights, rewards and others	Argentine pesos	409,866
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Advertising participation	Argentine pesos	1,652,128
93,281,000-K	Coca Cola Embonor S.A	Related to shareholders	Chile	Sale of finished products	Chilean pesos	225,410

12.3                                Transactions (Continuous):

Taxpayer ID	Company	Relationship	Country of Origin	Description of transaction	Currency	Cumulative as of 12/31/2009
						ThCh$
96,705,990-0	Envases Central	Equity Investee	Chile	Purchase of finished products	Chilean peso	18,361,212
96,705,990-0	Envases Central	Equity Investee	Chile	Sale of raw materials and materials	Chilean peso	2,432,955
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrate	Chilean peso	79,166,075
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Payment of advertising share	Chilean peso	5,734,098
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of advertising	Chilean peso	3,627,587
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Other sales	Chilean peso	1,036,370
Foreign	Recofarma do Indústrias Amazonas Ltda	Related to shareholder	Brazil	Purchase of concentrate	Real	56,859,868
Foreign	Recofarma do Indústrias Amazonas Ltda	Related to shareholder	Brazil	Reimbursement and other purchases	Real	2,118,745
Foreign	Recofarma do Indústrias Amazonas Ltda	Related to shareholder	Brazil	Payment of advertising shares	Real	11,333,220
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Purchase of bottles	Chilean peso	9,693,910
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Dividend payment	Chilean peso	2,000,000
Foreign	Servicios y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Purchase of concentrate	Argentine peso	35,498,256
89,996,200-1	Envases del Pacífico S.A.	Common Director	Chile	Purchase of raw materials	Chilean peso	496,303
96,891,720-K	Embonor S.A.	Related to shareholders	Chile	Sale of finished products	Chilean peso	6,887,687
96,517,310-2	Embotelladora Iquique S.A.	Related to shareholders	Chile	Purchase of finished products	Chilean peso	707,819
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Sale of products	Chilean peso	4,199,630
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Purchase of finished products	Chilean peso	60,722
90,278,000-9	Iansagro S.A.	Common Director	Chile	Purchase of sugar	Chilean peso	6,506,542
84,505,800-8	Vendomática S.A.	Related to shareholder	Chile	Sale of finished products	Chilean peso	1,639,692
96,815,680-2	BBVA Administradora General de Fondos	Related to shareholder	Chile	Investment of mutual funds	Chilean peso	43,045,413
96,815,680-2	BBVA Administradora General de Fondos	Related to shareholder	Chile	Redemption of mutual funds	Chilean peso	40,176,629
76,389,720-6	Vital Aguas S.A.	Equity Investee	Chile	Purchase of finished products	Chilean peso	5,415,866

12.4                                Payroll and benefits of key employees in the Company:

At the end of period June 30, 2010 and 2009, respectively, the salary and benefits of key employees of the Company, corresponding to directors and managers, were comprised as follows:

Full description	06/30/2010	06/30/2009
	ThCh$	ThCh$
Executive wages, salaries and benefits	3,920,015	2,945,010
Director allowances	464,194	370,574
Severance benefits	533,982	474,981
Total	4,918,191	3,790,565

NOTE 13 —  EMPLOYEE BENEFITS

As of June 30, 2010, December 31 and January 1, 2009 , the Company carried a provision for profit share and for bonuses totaling ThCh$2,979,550,ThCh$6,230,506 and ThCh$6,582,713 respectively.

This liability is shown in accrued cumulative liabilities in the statement of financial position.

The debit against income in the statement of comprehensive income is distributed between the cost of sales, the cost of marketing, distribution costs and administrative expenses.

13.1           Employee expenses

At June 30, 2010 and 2009, employee expenses included in the statement of consolidated comprehensive income were:

Description	06/30/2010	06/30/2009
	ThCh$	ThCh$

Wages and salaries	36,941,670	32,087,811
Employee benefits	9,204,375	7,924,728
Severance and post-employment benefits	695,781	1,194,596
Other personnel expenses	1,942,987	1,939,851
Total	48,784,813	43,146,986

13.2           Post-employment benefits

This item presents the severance indemnity provisions appraised pursuant to Note 2.17. The composition of current and non-current balances at June 30, 2010, December 31, 2009 and January 1, 2009 is detailed as follows:

Post-employment benefits	06/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Non-current provision	6,795,867	8,401,791	8,034,813
Total	6,795,867	8,401,791	8,034,813

13.3           Post-employment benefit movement

The movements of post-employment benefits were as follows during the 2010 and 2009:

Movements	06/30/2010	31/12/2009
	ThCh$	ThCh$

Initial balance at 01/01/2010 and 01/01/2009	8,401,791	8,034,813
Service costs	250,017	114,293
Interest costs	104,585	325,872
Net actuarial losses	258,905	540,943
Benefits paid	(2,219,431)	(614,130)
Total	6,795,867	8,401,791

13.4           Assumptions

The actuarial assumptions used in the periods ended June 30, 2010 and 2009 were:

Assumption	06/30/2010

Discount rate	4.0%
Expected salary increase rate	2.0%
Turnover rate	6.6%
Mortality rate	RV-2004
Retirement age of women	60 years
Retirement age of men	65 years

NOTE 14 —  INVESTMENTS IN EQUITY INVESTEES ACCOUNTED FOR BY THE EQUITY METHOD

14.1           Balances

The investments in Equity Investees recorded using the equity methods are described below:

		Country of	Functional	Investment Cost			Percentage interest
R.U.T.	Name	Incorporation	Currency	06/30/2010	12/31/2009	01/01/2009	06/30/2010	12/31/2009	01/01/2009
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
86,881,400-4	Envases CMF S.A.	Chile	Chilean Pesos	18,187,578	18,910,774	19,833,478	50.00%	50.00%	50.00%
76,389,720-6	Vital Aguas S.A.	Chile	Chilean Pesos	2,692,567	2,805,995	1,932,723	56.50%	56.50%	56.50%
96,705,990-0	Envases Central S.A.	Chile	Chilean Pesos	3,927,471	4,433,731	4,468,821	49.91%	49.91%	49.91%
Foreign	Mais Industria de Alimentos S. A.	Brazil	Reais	4,821,997	—	—	6.16%	—	—
Foreign	Sucos Del Valle do Brasil Ltda.	Brazil	Reais	3,617,700	—	—	6.16%	—	—
Foreign	Holdfab Partic. Ltda.	Brazil	Reais	—	7,390,522	5,595,346	—	14.73%	14.73%
Foreign	Kaik Participações Ltda.	Brazil	Reais	1,277,219	1,190,196	992,173	11.31%	11.31%	11.31%

	Total			34,524,532	34,731,218	32,822,541

14.2           Movement

The movement of investments in Equity Investees recorded by the equity method is shown below, for the period from January 1 to June 30, 2010 and January 1 to December 31, 2009:

Itemization	06/30/2010	12/31/2009
	ThCh$	ThCh$
Initial Balance	34,731,218	32,822,541
Share in items from previous periods, investments in Equity Investees	—	76,913
Increase (decrease) in foreign currency translation, investments in Equity Investees	127,739	527,922
Capital increases in Equity Investees	—	937,607
Share in operating profit (loss)	453,626	470,808
Unrealized profit	(788,051)	(104,573)
Final balance	34,524,532	34,731,218

The main movements in the period are explained below:

Vital Aguas S.A., an Equity Investee, decided to increase capital by ThCh$1,274,284 at a Special General Shareholders Meeting held in April 2009. The increase was to be made by issuing 5,000 shares. Embotelladora Andina S.A. subscribed and paid for 2,825 shares, for a price of ThCh$719,970.

On February 12, 2009, our Brazilian subsidiary Rio de Janeiro Refrescos Ltda. contributed to a capital increase approved by Holdfab Participações Ltda. in which it holds an interest of 14.732%. This entailed a payment of ThCh$217,637.

NOTE 15 —  INTANGIBLE ASSETS AND GOODWILL

15.1           Intangible assets not considered as goodwill

Intangible assets not considered as goodwills as of the end of each period are described below:

	06/30/2010			12/31/2009			01/01/2009
	Gross	Cumulative	Net	Gross	Cumulative	Net	Gross	Cumulative	Net
Description	Amount	Amoritzation	Amount	Amount	Amoritzation	Amount	Amount	Amoritzation	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rights	532,643	(107,027)	425,616	525,403	(98,501)	426,902	244,317	(124,712)	119,605
Software	9,015,022	(7,641,099)	1,373,923	8,807,761	(7,117,330)	1,690,431	8,738,874	(6,402,717)	2,336,157
Total	9,547,665	(7,748,126)	1,799,539	9,333,164	(7,215,831)	2,117,333	8,983,191	(6,527,429)	2,455,762

The movement and balances of identifiable intangible assets are shown below for the period January 1 to June 30, 2010 and January 1 to December 31, 2009:

	June 30, 2010			December 31, 2009
Item	Rights	Software	Total	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	426,902	1,690,431	2,117,333	119,605	2,336,157	2,455,762
Additions	166	158,409	158,575	405,798	66,746	472,544
Amortization	(4,169)	(474,917)	(479,086)	(98,501)	(744,284)	(842,785)
Other increases (decreases)	2.717	—	2,717	—	31,812	31,812
Final balance	425,616	1,373,923	1,799,539	426,902	1,690,431	2,117,333

15.2           Goodwill

The movement in goodwill during the period in 2010 and 2009 is detailed as follows:

Period January — June 2010

Cash generating unit	01/01/2010	Additions	Retirement	Translation difference — functional currency different from currency of presentation	06/30/2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	43,820,310	—	—	1,656,674	45,476,984
Argentine operation	17,540,035	—	—	755,913	18,295,948
Total	61,360,345	—	—	2,412,587	63,772,932

Period January — December 2009

Cash generating unit	01/01/2009	Additions	Retirement	Translation difference — functional currency different from currency of presentation	12/31/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	41,042,712	—	—	2,777,598	43,820,310
Argentine operation	24,226,359	—	—	(6,686,324)	17,540,035
Total	65,269,071	—	—	(3,908,726)	61,360,345

NOTE 16 —  OTHER CURRENT AND NON CURRENT FINANCIAL LIABILITIES

Current	30.06.2010	31.12.2009	01.01.2009
	ThCh$	ThCh$	ThCh$
Bank loans	14,161,846	615,441	6,046,170
Bonds payable	3,000,708	2,884,651	1,496,055
CPMF	2,370,375	2,299,789	3,962,017
Total	19,532,929	5,799,881	11,504,242

Non current
Bank loans	93,495	200,572	413,452
Bonds payable	70,397,403	70,840,962	75,186,299
CPMF	987,656	2,108,140	4,647,779
Total	71,478,554	73,149,674	80,247,530

16.1.1       Current bank loans

Bank	Currency	06/30/.2010	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$
Banco de Galicia	Argentine pesos	4,477,250	129,455	3,742,490
Banco Nuevo Santa Fe	Argentine pesos	2,929,348	243,723	—
Banco BBVA Francés	Argentine pesos	6,499,758	—	2,076,268
Banco BBVA	Chilean pesos	13,557
Banco de Chile	Chilean pesos	—	—	1,000
Banco Alfa	Reais	117,276	122,704	114,657
Banco Votorantim	Reais	124,657	119,559	111,755
Total		14,161,846	615,441	6,046,170

Principal owed		13,873,455	609,436	5,656,234

Average interest rate		11.69%	10.58%	17.64%

16.1.2       Non-current bank loans

		06/30/2010				12/31/2009		01/01/2009
		Year of expiration			Average		Average		Average
Bank	Currency	2011	2012	Total	interest rate	Total	interest rate	Total	interest rate
		ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	%
Banco Votorantim	Reais	83,010	10,485	93,495	9.40	149,446	9.40	250,706	9.86
Banco Alfa	Reais	—	—	—	10.79	51,126	10.79	162,746	11.20
Total		83,010	10,485	93,495	9.60	200,572	9.75	413,452	10.39

16.2.1              Bonds payable

Composition of bonds	Current			Non Current			Total
payable	06/30/2010	12/31/2009	01/01/2009	06/30/2010	12/31/2009	01/01/2009	30.06.2010	31.12.2009	01.01.2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	M$	M$	M$
Bonds (face rate)	3,236,832	3,117,629	1,747,656	72,955,332	73,484,258	78,050,043	76,192,164	76,601,887	79,797,699
Expenses of bond issuance and discounts on placement	(236,124)	(232,978)	(251,601)	(2,557,929)	(2,643,296)	(2,863,744)	(2,794,053)	(2,876,274)	(3,115,345)
Net balance presented in statement of financial position	3,000,708	2,884,651	1,496,055	70,397,403	70,840,962	75,186,299	73,398,111	73,725,613	76,682,354

16.2.2        Current and non-current balances

The bonds correspond to Series B UF bonds issued on the Chilean market. These instruments are further described below:

							Next
Bond registration or		Face	Unit of	Interest	Final	Interest	amortization	Par value
identification number	Series	amount	adjustment	rate	maturity	payment	Of capital	06/30/2010	12/31/2009	01/01/2009
								ThCh$	ThCh$	ThCh$
Bonds, current portion
SVS Registration No. 254, 6/13/2001	B	3,638,261	UF	6,5	01.06.2026	Semi-annual	Dec-10	3,236,832	3,117,629	1,747,656
Total current portion								3,236,832	3,117,629	1,747,656

Bonds, non-current portion
SVS Registration No. 254. 6/13/2001	B	3,638,261	UF	6,5	01.06.2026	Semi-annual	Dec-11	72,955,332	73,484,258	78,050,043
Total, non-current portion								72,955,332	73,484,258	78,050,043

The interest accrued included in the current portion of bonds totaled ThCh$ 404,056 at June 30, 2010, ThCh$406,229 at December 31 and ThCh$423,190 at January 1, 2009.

16.2.3        Non-current maturities

							Total
		Year of maturity					non-current
	Series	2011	2012	2013	2014	Beyond	06/30/2010
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration 254, 6/13/2001	B	1,484,707	3,113,413	3,315,782	3,531,309	61,510,121	72,955,332

16.2.4        Market rating

The bonds issued on the Chilean market had the following rating at June 30, 2010:

AA +       :       By Fitch Chile

AA +       :       By Feller & Rate

16.2.5        Restrictions

The following restrictions apply to the issuance and placement of the company’s bonds on the Chilean market in 2001 for a total of UF 3,700,000. Of that amount, UF 3,574,546.60  is outstanding:

•             Embotelladora Andina S.A. must maintain a debt level in which consolidated financial liabilities do not exceed 1.20 times the consolidated Shareholders’ Equity. For these purposes, consolidated financial liabilities will be considered to be current interest-accruing liabilities, namely: (i) short-term bank debt, plus (ii) the short-term portion of long-term bank debt, plus (iii) bonds, plus (iv) the short-term portion of bonds, plus (v) bank debt and (vi) long-term bonds. Total Shareholders’ Equity plus the minority interest will be considered consolidated Shareholders’ Equity.

•             Consolidated assets must be kept free of any pledge, mortgage or any lien for an amount at least equal to 1.30 times the consolidated unsecured current liabilities of the issuer.

•             The franchise of The Coca-Cola Company in Chile, called Metropolitan Region, must be maintained and in no way forfeited, sold, assigned or transferred to a third party. This franchise is for the elaboration, production, sale and distribution of Coca-Cola products and brands according to the bottlers’ agreement or license renewable from time to time.

•             The territory now in franchise to the Company by The Coca-Cola Company in Argentina or Brazil, which is used for the elaboration, production, sale and distribution of Coca-Cola products and brands, must not be forfeited, sold, assigned or transferred to a third party, provided such territory represents more than 40% of the adjusted consolidated operating flow of the Company.

The Company was in compliance with all financial covenants at June 30, 2010; at December 31 and January 1, 2009.

16.2.6        Repurchased bonds

In addition to UF bonds, the Company holds bonds issued by it that it has repurchased in full through companies that are integrated in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding and are presented after deducting the long-term liability from the bonds item.

Rio de Janeiro Refrescos Ltda. holds a liability corresponding to a US$75 million bond issue expiring in December 2012, with semi-annual interest payments. At December 31 and January 1, 2009, those bonds were held in full by Abisa Corp S.A., (formerly Sterling Pacific). Consequently, the assets and liabilities relating to that transaction have been eliminated from these consolidated financial statements. Furthermore, that transaction has been treated as an investment by the group in the Brazilian subsidiary, so the effects of exchange differentials between the dollar and the functional currency of each of the entities have been carried to equity accounts.

16.3           Bank taxes

These amounts are bank taxes and social contributions owed by our subsidiary, Rio de Janeiro Refrescos Ltda.:

	06/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Current	2,370,375	2,299,789	3,962,017
Non-current	987,656	2,108,140	4,647,779
Total	3,358,031	4,407,929	8,609,796

NOTE 17 —   TRADE PAYABLES AND OTHER CURRENT ACCOUNTS PAYABLE

The composition of trade payables and other current account payables is as follows:

Item	06/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Trades payable	56,960,029	49,701,196	49,313,014
Withholdings	1,370,741	13,649,090	10,679,276
Others	9,161,449	18,951,838	19,557,391
Total	67,492,219	82,302,124	79,549,681

NOTE 18 — PROVISIONS

18.1                                 Balances

The balances of provisions set up by the company are shown below, as of June 30, 2010; December 31 and January 1, 2009:

Description	06/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Litigation	4,609,641	4,187,442	2,460,802
Others	512,991	308,544	470,415
Total	5,122,632	4,495,986	2,931,217

Current	350,857	38,879	43,440
Non-current	4,771,775	4,457,107	2,887,777
Total	5,122,632	4,495,986	2,931,217

These provisions correspond basically to provisions for probable losses because of fiscal, labor and trade contingencies based on the opinion of our legal counsel.

18.2                                 Movements

The movement in the main items included under provisions is described below:

	At 06/30/2010			At 12/31/2009
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial Balance at January 1	4,187,442	308,544	4,495,986	2,460,802	470,415	2,931,217

Additional provisions	(182,048)	—	(182,048)	2,819,694	32,975	2,852,669
Increase (decrease) in existing provisions	29,471	14,808	44,279	29,307	—	29,307
Provision used (payment made) on account of the provision)	318,866	—	318,866	(659,552)	—	(659,552)
Reversal of unused provision	—	—	—	(1,213)	(5,000)	(6,213)
Increase (decrease) foreign exchange rate difference	210,896	189,639	400,535	(461,596)	(189,846)	(651,442)
Other increases (decreases)	45,014	—	45,014	—	—	—
Final Balance	4,609,641	512,991	5,122,632	4,187,442	308,544	4,495,986

NOTE 19 — OTHER CURRENT AND NON-CURRENT NON FINANCIAL LIABILITIES

Other current and non-current liabilities at the end of each period are as follows:

Description	06/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Minimum 30% dividend	7,830,025	9,339,973	11,279,813
Supplemental dividend payable	6,928,377	5,796,644	5,751,633
Funds to be rendered to foreign shareholders	—	—	1,243,745
Deposits in guarantee	8,594,828	8,848,386	6,236,271
Share of earnings and bonds	2,979,550	6,230,506	6,582,713
Vacation	5,772,106	6,154,855	5,839,183
Hedge liabilities	—	2,079,511	—
Several creditors	—	156,565	3,794,855
Other	1,019,502	1,195,638	1,666,106
Total	33,124,388	39,802,078	42,394,319

Current	23,565,092	30,234,814	31,532,517
Non current	9,559,296	9,567,264	10,861,802
Total	33,124,388	39,802,078	42,394,319

NOTE 20 — NET SHAREHOLDERS’ EQUITY

20.1                                 Paid-in Capital

The paid-in capital of the Company totaled ThCh$230,892,178 as of June 30, 2010, divided into 760,274,542 Series A and B shares. The distribution and differentiation of the same are shown below:

20.1.1                       Number of shares:

Series	Number of shares subscribed	Number of shares paid in	Number of voting shares
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

20.1.2                       Capital:

Series	Subscribed capital	Paid-in Capital
	ThCh$	ThCh$
A	115,446,089	115,446,089
B	115,446,089	115,446,089
Total	230,892,178	230,892,178

20.1.3                       Rights of each series:

•                                                    Series A: Election of 6 of the 7 directors and their respective alternates.

•                                                    Series B: Receipt of 10% more of the dividends received by the Series A and election of 1 of 7 directors.

20.2                                 Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profits, barring a unanimous vote of the shareholders to the contrary. If there is no net profit in a certain year, the company will not be legally obligated to pay dividends from retained earnings. At the 2010 annual shareholders meeting, the shareholders authorized the board to pay interim dividends during July and October 2010 and January 2011, at its discretion.

During 2009 and 2010, the shareholders meeting approved an extraordinary dividend payment against the retained earnings fund in light of significant cash generation. We cannot guarantee that those payments will be repeated in the future.

In relation to SVS Circular No. 1945, during 2010, the Company Board of Directors must agree on whether the net profit distributable as the legal minimum will or will not be adjusted by the gain attributable to shareholders starting in 2010 onward.

The dividends declared and paid during 2010 and 2009 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2010	January	Interim	2009	7.00	7.70
	April	Final	2008	11.70	12.87
	May	Additional	Retained Earnings	50.00	55.00
	July	Interim	2010	8.50	9.35
2009	January	Interim	2008	7.00	7.70
	April	Final	2008	14.13	15.543
	May	Additional	Retained Earnings	43.00	47.30
	July	Interim	2009	7.00	7.70
	October	Interim	2009	7.00	7.70

20.3                                 Reserves

20.3.1                       Legal and statutory reserves

According to Official Circular Letter No. 456 of the Securities Commission, the revaluation of paid-in capital for 2009 is presented as part of other Shareholders’ Equity reserves. This amount totaled ThCh$5,435,538 at December 31, 2009.

20.3.2                       Translation reserves

This corresponds to the translation of the financial statements of foreign subsidiaries whose functional currency is different from the currency of presentation of the consolidated financial statements. Translation differences between the receivable held by Abisa Corp S.A. owed by Rio de Janeiro Refrescos Ltda are also shown in this account, which have been treated as an investment in Equity Investees. Translation reserves are broken down below:

Description	06/30/2010	12/31/2009
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	12,919,731	6,495,746
Embotelladora del Atlántico S.A.	(13,638,628)	(15,428,107)
Translation differences Abisa Corp- Rio de Janeiro Refrescos Ltda.	893,473	(1,354,797)
Total	174,576	(10,287,158)

The movement of this reserve for the period ended June 30, 2010 and fiscal year ended December 31, 2009 is the following:

Description	06/30/2010	12/31/2009
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	6,423,985	6,495,746
Embotelladora del Atlántico S.A.	1,789,479	(15,428,107)
Diferencias de cambio Abisa Corp- Rio de Janiero Refrescos Ltda.	2,248,270	(1,354,797)
Total	10,461,734	(10,287,158)

20.4                                 Minority interests

This is the recognition of the portion of Shareholders’ Equity and income from subsidiaries that are owned by third parties. The breakdown is as follows as of June 30, 2010:

	Minority Interest
Description	Percentage %	Shareholders’ Equity	Income
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0209	7,999	1,082
Andina Inversiones Societarias S.A.	0.0001	28	1
Total		8,027	1,083

20.5                                 Earnings per share

The basic earnings per share presented in the statement of comprehensive income are calculated as the quotient between income from the period and the average number of shares outstanding during the same period.

The profit per share used for the calculation per basic and diluted share at June 30, 2010 is detailed as follows:

	06/30/2010
Profit per share	Series A	Series B	TOTAL
Profit attributable to shareholders (ThCh$)	23,199,114	25,518,052	48,717,166
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Profit per basic and diluted share (in pesos)	61.03	67.13	64.08

NOTE 21 — HEDGE ASSETS AND LIABILITIES

The company held the following hedge liabilities at June 30, 2010; December 31 and January 1, 2009.

21.1                Currency forwards for highly probable expected transactions:

At January 1, 2009, the Company had contracts to hedge the exchange rate in foreign currency purchases to be made in 2009, for a total of ThUS$19,206. Those contracts expire in the first and second quarters of 2009. They were appraised at their fair values, resulting in a net profit of ThCh$173,211. Since the contracts do not meet the documentation requirements of the IFRS to be considered hedging, they have been treated as an investment and the effects carried directly to income.

21.2                Foreign currency forward of items recognized in the accounting:

At January 1, 2009, the Company had contracts to hedge the exchange rate of foreign-currency-denominated assets totaling ThUS$32,886. Those contracts expire in the first quarter of 2009. They were appraised at their fair values, which resulted in a net profit of ThCh$1,039,841. Since these contracts do not meet the documentary requirements of IFRS to be treated as hedging, they have been treated as investment contracts and the effects carried directly to income.

21.3                Unit of adjustment forwards (unidad de fomento) for items recognized in the accounting:

At December 31, 2009, the Company had contracts to hedge the peso cash flow of financial investments denominated in Unidades de Fomento, amounting to UF 143,115. Those contracts expire in the first quarter of 2010. They were appraised at fair value, which resulted in the net profit of ThCh$13,083. Since these contracts do not meet the documentary requirements of IFRS to be treated as hedging, they have been treated as investment contracts and the effects carried directly to income

21.4                Raw material price swap:

At June 30, 2010 and at December 31, 2009, the Company had sugar sales contracts with the London Exchange to hedge a variable price in the supply of sugar during 2010. These contracts expire in 2010. the outstanding balance of these contracts as of June 30, 2010 amounts to ChTh$308,175, earning recognized during the 2010 period amount to ThCh$2,606,392.  Duirng the fiscal year ednded December 31, 2009, thes contracts represented a loss amounting to ThCh$2,079,511. Since these contracts do not meet the documentary requirements of IFRS to be treated as hedging, they have been treated as investment contracts and the effects carried directly to income

NOTE 22 — COMMITMENTS AND CONTINGENCIES

22.1                                 Lawsuits and other legal actions:

The Parent Company and its Subsidiaries face litigation or potential litigation, in and out of court, that might result in material or significant losses or gains, in the opinion of the Company’s legal counsel.

Below is a summary of lawsuits and other legal actions:

1)    Embotelladora del Atlántico S.A. is a party to labor and other lawsuits:  Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,119,362. Management considers it unlikely that unprovisioned contingencies will affect income and Shareholders’ Equity of the Company, in the opinion of its legal counsel.

2)    Rio de Janeiro Refrescos Ltda. is involved in labor, tax and other lawsuits. The accounting provisions to cover contingencies of a probable loss in these lawsuits total ThCh$3,438,431. Management considers it unlikely that unprovisioned contingencies will affect income and Shareholders’ Equity of the Company, in the opinion of its legal counsel.

3)    Embotelladora Andina S. A. is involved in tax, commercial, labor and other lawsuits. The accounting provisions to cover contingencies for probable losses because of these lawsuits total ThCh$5,493. Management considers it unlikely that unprovisioned contingencies will affect income and Shareholders’ Equity of the company, in the opinion of its legal advisors.

22.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of June 30, 2010 are detailed as follows:

	Provided by		Committed assets			Balance pending pyament on the closing date of the financial statatements		Date of guarantee release
Guarantee in favor of	Name	Relationship	Guaranty	Type	Carrying amount	2010	2009	2010	2011
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee Insurance Policy	Export	19,280	—	—	—	162,927
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee Insurance Policy	Import	7,682	—	—	—	—
Estado Rio de Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidiary	Penora judial	Real estate	12,323,385	12,334,781	11,065,025	—	—
Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Long term asset	16,830,179	—	—	—	—
Aga	Embotelladora Andina S.A.	Parent Company	Guarantee reciept	Agreement	—	162,927	158,721	—	162,927
Serviu Región Metropolitana	Embotelladora Andina S.A.	Parent Company	Guarantee reciept	Guarantee reciept	—	2761	2,725	—	2,761
Contenedores Patagonia	Embotelladora Andina S.A.	Parent Company	Guarantee reciept	Guarantee reciept	—	3,780	—	3,780	—

NOTE 23 — MANAGEMENT OF FINANCIAL RISK

The Group’s businesses are exposed to diverse financial risks: market risk (including exchange rate risk, fair value interest rate risk and price risk). The Group’s global risk management program concentrates on the uncertainty of financial markets and tries to minimize potentially adverse effects on the financial returns of the Group. The Group uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Group to manage financial risk.

Interest rate risk

As of June 30, 2010, the Company carried all of its debt at a fixed rate. Consequently, the risk of fluctuations in market interest rates as compared to the Company’s cash flow is low.

Foreign currency risk

Sales revenues earned by the Company are linked to the local currencies of countries in which it does business. The composition for this period is provided below:

CHILEAN PESO	BRAZILIAN REAL	ARGENTINE PESO
33%	47%	20%

Since the Company’s income is not tied to the U.S. Dollar, the policy of managing that risk, meaning the gap between assets and liabilities denominated in that currency, has been to hold financial investments in dollar—denominated instruments for at least the equivalent to the liabilities denominated in that currency.

The Company’s policy is also to make foreign currency hedge contracts to lessen the exchange rate impact on cash outflows expressed in American dollars, corresponding mainly to payments made to raw material suppliers.

The accounting exposure of subsidiaries abroad (Brazil and Argentina), because of the difference between monetary assets and liabilities, i.e. those denominated in a local currency, and consequently exposed to the risk of translation from their functional currency to the currency of presentation of the consolidated statement, is hedged only when it is predicted that material adverse differences could occur and when the cost associated with such hedging is reasonable, in the management’s opinion.

Commodities risk

The Company faces a risk of price fluctuations on the international markets for sugar, aluminum and PET resin, which are inputs required to elaborate beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk when market conditions warrant. Commodity hedges have also been used.

NOTE 24 — OTHER OPERATING INCOME

Other operating income broke down as follows as of June 30, 2010 and December 31, 2009:

	01/01/2010	01/01/2009	04/01/2010	04/01/2009
Description	30/06/2010	30/06/2009	06/30/2010	06/30/2009
	ThCh$	ThCh$	ThCh$	ThCh$

Profit on the sale of property, plant and equipment	213,812	101,698	32,256	5,853
Adjustment judicial deposit (Brazil)	204,810	234,417	108,373	82,950
Other	20,715	113,347	7,601	3,895
Total	439,337	449,462	148,230	92,698

NOTE 25 — OTHER MISCELLANEOUS OPERATING EXPENSES

Other miscellaneous operating expenses broke down as follows at June 30, 2010 and 2009:

	01/01/2010	01/01/2009	04/01/2010	04/01/2009
Description	30/06/2010	30/06/2009	06/30/2010	06/30/2009
	ThCh$	ThCh$	ThCh$	ThCh$

Tax on bank debits	(1,468,414)	(1,422,674)	(732,442)	(534,834)
Contingencies	(685,035)	(328,689)	(380,832)	(223,030)
Non-operating fees	(622,324)	(119,613)	(149,740)	(11,338)
Loss on the sale of property, plant and equipment	(161,274)	(280,303)	(140,774)	(19,094)
Others	(71,312)	(305,628)	(6,651)	(6,385)
Total	(3,008,359)	(2,456,907)	(1,410,439)	(794,681)

NOTE 26 — FINANCIAL INCOME AND COSTS

Financial income and costs break down as follows at June 30, 2010 and 2009:

a)             Financial income

	01/01/2010	01/01/2009	04/01/2010	04/01/2009
Description	30/06/2010	30/06/2009	06/30/2010	06/30/2009
	ThCh$	ThCh$	ThCh$	ThCh$

Interest income	1,650,532	2,136,588	815,529	682,803
Other financial income	284,647	480,159	284,647	480,159
Total	1,935,179	2,616,747	1,100,176	1,162,962

NOTE 26 — FINANCIAL INCOME AND COSTS (Continuous)

b)             Financial costs

	01/01/2010	01/01/2009	04/01/2010	04/01/2009
Description	30/06/2010	30/06/2009	06/30/2010	06/30/2009
	ThCh$	ThCh$	ThCh$	ThCh$

Bonds interests	(2,458,859)	(2,631,342)	(1,273,338)	(1,312,736)
Bank loan interests	(383,399)	(292,509)	(345,629)	(68,119)
Other financial costs	(701,259)	(1,019,322)	(349,107)	(547,022)
Total	(3,543,517)	(3,943,173)	(1,968,074)	(1,927,877)

NOTE 27 — OTHER GAINS AND LOSSES

Other gains and losses as of June 30, 2010 and 2009 are presented below:

	01/01/2010	01/01/2009	04/01/2010	04/01/2009
Description	30/06/2010	30/06/2009	06/30/2010	06/30/2009
	ThCh$	ThCh$	ThCh$	ThCh$

Adjustment of judicial deposits (Brazil)	—	1,100,554	—	428,975
Derivatives transactions	2,545,352	1,207,138	(34,146)	(6,380)
Other non-operating income	60,060	50,256	46,957	3,535
Insurance deductible and donations due to earthquake	(1,257,115)	—	(257,115)	—
Other non-operating income	(230,855)	(281,495)	(173,868)	(270,770)
Total	1,117,442	2,076,453	(418,172)	155,360

NOTE 28 — THE ENVIRONMENT

The Company has made disbursements totaling ThCh$459,681 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other studies.

The breakdown of these disbursements by country is as follows:

	2010 Fiscal Year		Future commitments
Country	Imputed to expenses	Imputed to property, plant and equipment	Imputed to expenses	Imputed to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Chile	6,309	22,188	11,113	191,815
Argentina	166,010	—	97,298	—
Brazil	637,179	31,289	657,775	151,015
Total	809,498	53,477	766,186	342,830

NOTE 29 — SUBSEQUENT EVENTS

No financial or other matters have occurred between the end of the year and the date of preparation of these financial statements that may significantly affect the assets, liabilities, and/or results of the Company.

I Analysis of the Consolidated Results for the Second Quarter and First Half ended June 30, 2010

All figures included in this analysis, are expressed under IFRS and in nominal Chilean pesos and therefore all variations regarding 2009 are in nominal terms. The main differences between Chilean GAAP and IFRS are posted on Note 3 to our Company’s FECU. For a better understanding of the analysis by country, we include a chart based on nominal local currency for the quarter and first half, ended June 30, 2010.

•                  Consolidated Sales Volume for the quarter amounted to 104.8 million unit cases, an increase of 5.1%.

•                  Operating Income for the quarter reached Ch$24,761 million, an 11.2% increase. Operating Margin was 12.9%.

•                  Second Quarter EBITDA totaled Ch$33,982 million, a 9.0% increase. EBITDA Margin was 17.7%.

•                  Net Income for the Quarter reached Ch$15,941 million, a decrease of 14.3%, mainly by greater tax provisions in Brazil.

•                  Consolidated Sales Volume for the first half amounted to 232.7 million unit cases, an increase of 5.9%.

•                  Operating Income for the first half reached Ch$68,958 million, a 21.8% increase. Operating Margin was 16.4%.

•                  First Half EBITDA totaled Ch$87,563 million, a 17.1% increase. EBITDA Margin was 20.8%.

•                  Net Income for the First Half of 2010 reached Ch$48,719 million, an increase of 6.3%.

Comments from the Chief Executive Officer, Mr. Jaime García R.

“I am pleased with Andina’s good performance during the quarter, despite the significant price increases of our main raw materials. Once again, we report solid growth in volumes, with a moderate deterioration in margins and a significant 11% growth in operating income. Additionally, we have managed to increase volume and value market shares in our three franchises. We are confident and optimistic in our ability to execute the strategies planned for 2010.”

CONSOLIDATED SUMMARY

On average during the quarter and with respect to the U.S. dollar, the Chilean peso and the Brazilian real appreciated 6.5% and 13.6% respectively; the Argentine peso devalued 4.6%. With respect to the Chilean peso, the Argentine peso devalued by 10.6% resulting in a negative accounting effect over results upon translation of figures from Argentina; the Brazilian real appreciated 8.2%, resulting in a positive accounting effect over results upon translation of figures from Brazil.

Second Quarter 2010 vs. Second Quarter 2009

Consolidated Sales Volume for the Quarter reached 104.8 million unit cases, a 5.1% increase with respect to the same period of 2009, mainly driven by our Chilean and Brazilian operations. Soft Drinks grew 2.9% while Juices, Waters, and Beers (“other categories”) altogether recorded a significant growth of 28.9%.

Net Sales amounted to Ch$191,489 million, a 15.1% increase, due to increased volumes and price adjustments above local inflations; in addition to the positive effect upon translation of figures from Brazil, partially offset by the negative effect upon translation of figures from Argentina.

Cost of Sales per unit case increased 11.2% mainly due to (i) significant cost increases of sugar; (ii) increased PET resin prices; (iii) devaluation of the Argentine peso; (iv) increased labor costs in Argentina; and (v) the effect upon translation of figures from Brazil. All of these factors were partially offset by the effect upon translation of figures from Argentina and the appreciation of the Chilean peso and Brazilian real.

Marketing, Distribution and Administration (MD&A) expenses were higher by 12.4%, due to higher volumes, the effect upon translation of figures from Brazil, along with increased: (i) freight fees in Brazil and Argentina; (ii) labor costs in Argentina; and (iii) advertising investments in the three countries resulting from product launches during the quarter. These factors were partially offset by the effect upon translation of figures from Argentina and lower freight fees in Chile.

Increased consolidated volumes and local prices in addition to the impacts over costs and expenses, resulted in a Consolidated Operating Income of Ch$24,761 million, a 11.2% increase. Operating Margin was 12.9%, a decrease of 50 basis points.

Finally, Consolidated EBITDA amounted to Ch$33,982 million, a 9.0% increase. EBITDA Margin was 17.7%, a decrease of 110 basis points.

First Half ended June 30, 2010 vs. First Half ended June 30, 2009

Consolidated Sales Volume amounted to 232.7 million unit cases, an increase of 5.9%.  Soft Drinks grew 4.1%, while the other categories of, Juices, Waters and Beers together increased by 25.8%. In particular, the Waters segment recorded a significant 45.6% increase. Net Sales amounted to Ch$421,514 million, a 14.8% increase explained by higher consolidated volumes and price increases in the three countries, along with the positive effect upon translation of figures from Brazil and the negative effect upon translation of figures from Argentina. Cost of Sales per unit case and MD&A Expenses increased 8.6% and 10.0% respectively mainly due to the same reasons given for the quarter, except for higher PET resin prices.  Consolidated Operating Income amounted to Ch$68,958 million, a 21.8% increase. Operating Margin was 16.4%, an increase of 100 basis points.  Consolidated EBITDA amounted to Ch$87,563 million, an increase of 17.1%. EBITDA Margin was 20.8%, an increase of 40 basis points.

SUMMARY BY COUNTRY

CHILE

Second Quarter 2010 vs. Second Quarter 2009

During the quarter, Sales Volume amounted to 35.3 million unit cases, a 7.5% growth driven by Soft Drinks (+4.9%) and the categories of Juices and Waters (+21.7%). During the quarter, we launched the 330 cc Vital non-returnable glass bottle and Powerade Frutilla. Our volume market share for Soft Drinks was 69.7% during the quarter.

Net Sales amounted to Ch$65,071 million, reflecting a growth of 11.1%, explained by increased volumes and by a 3.4% increase of average income during this quarter.

Cost of Sales per unit case increased by 6.9% mainly due to increases in prices of sugar, PET resin and concentrate; partially offset by the revaluation of the Chilean peso which has a positive impact over U.S. dollar denominated costs.

MD&A expenses increased 8.5% mainly explained by higher volumes and advertising investments that supported the launch of the new products; partially offset by lower freight fees.

Increased prices and volumes, and the previously explained effects upon Costs and Expenses, resulted in an Operating Income of Ch$10,112 million, an increase of 2.2%. Operating Margin was 15.5%.

EBITDA amounted to Ch$14,013 million, in line with that of the second quarter of 2009. EBITDA Margin was 21.5%.

First Half ended June 30, 2010 vs. First Half ended June 30, 2009

During the First Half of 2010, Sales Volume amounted to 76.3 million unit cases a 4.9% growth. Soft drink volumes increased 3.4% and the segment of Juices and Waters increased 12.7%. Net Sales amounted to Ch$138,272 million, an increase of 7.2%. Cost of Sales per unit case and MD&A expenses increased 3.9% and 9.1% respectively, mainly due to the same reasons given for the quarter. Operating Income amounted to Ch$24,830 million, in line with that of the first half of 2009. Operating Margin was 18.0%, a decrease of 130 basis points. Consolidated EBITDA amounted to Ch$32,875 million, a decrease of 1.2%.  EBITDA Margin was 23.8%.

BRAZIL

The Brazilian real appreciated 13.6% on average during the quarter with respect to the U.S. dollar, which has a direct positive impact over our U.S. dollar denominated costs. With respect to the Chilean peso, it appreciated 8.2%, resulting in a positive accounting impact over income and a negative impact over costs and expenses upon translation of figures for consolidation, in the end, having a positive impact over results. For a better understanding of the operation in Brazil, we include a chart based on nominal local currency.

Second Quarter 2010 vs. Second Quarter 2009

Sales Volume for the quarter amounted to 43.4 million unit cases, representing a 6.4% increase. Soft Drinks increased 5.1% and the Other Categories (Juices, Waters, and Beers) increased 26.0%. Our volume market share for Soft Drinks was 57.2% and during the quarter we launched Powerade.

Net Sales reached Ch$88,027 million, representing an increase of 23.8%, explained by higher volumes and price adjustments above local inflation, in addition to the effect upon translation of figures.

Cost of Sales per unit case increased 19.0% mainly explained by: (i) the significant increase in sugar prices; (ii) increased concentrate prices (given price adjustments); (iii) increased PET resin prices; and (iv) the effect upon translation of figures. All of which was partially offset by the revaluation of the Brazilian real.

MD&A expenses increased 15.1% due to (i) the effect upon translation of figures; (ii) increased sales volume; (iii) increased freight fees; (iv) increased distribution labor costs; and (v) increased advertising investments.

The increase in volumes and prices along with the impact upon costs and expenses and the translation of figures resulted in an Operating Income of Ch$12,786 million (+30.8%). Operating Margin was 14.5% (+80 basis points).

EBITDA amounted to Ch$16,196 million, an increase of 28.4%. EBITDA Margin was 18.4% (+70 basis points).

First Half ended June 30, 2010 vs. First Half ended June 30, 2009

Sales Volume amounted to 96.8 million unit cases, a 10.1% increase. Soft Drinks grew 8.9% and the other categories of Juices, Waters and Beer together increased 29.6%. Net Sales reached Ch$197,306 million, a 32.3% increase. Cost of Sales per unit case and MD&A expenses increased by 20% and 16.7% respectively, mainly due to the same reasons given for the quarter. Operating Income amounted to Ch$36,770 million representing an increase of 61.5% to that of the First Half of 2009. Operating Margin was 18.6%, an increase of 330 basis points. EBITDA amounted to Ch$43,553 million, an increase of 53.8%.  EBITDA Margin was 22.1%, an increase of 310 basis points.

ARGENTINA

During the quarter, the Argentine peso devalued 4.6% on average with respect to the U.S. dollar, which has a direct negative impact over our U.S. dollar denominated costs. With respect to the Chilean peso, it devalued 10.6%, resulting in a negative accounting impact over income and a positive impact over costs and expenses upon translation of figures for consolidation, in the end, having a negative impact over results. For a better understanding of the operation in Argentina, we include a chart based on nominal local currency.

Second Quarter 2010 vs. Second Quarter 2009

Sales Volume for the quarter remained in line with that of 2009, exceeding the country average, reaching 26.1 million unit cases. Soft Drinks volumes decreased 2.4% and Juices and Waters increased 108%. Our volume market share for Soft Drinks increased to 54.7% during the quarter (the highest for the past 7 years); the decreased volume for Soft Drinks is mainly explained by the moderate consumption of non-durable goods observed in the economy. During this quarter, we launched

Powerade Frutas Tropicales and Powerade Citrus in addition to the 2.25 lt. non-returnable PET bottle for Sprite Zero, Coca-Cola light and Coca-Cola Zero and the 2.0 lt. returnable PET bottle for Sprite Zero.

Net Sales reached Ch$38,391 million; an increase of 2.8%, explained by price adjustments of our costs above inflation, partially offset by the effect upon translation of figures.

Cost of Sales per unit case decreased 1%, mainly explained by the effect upon translation of figures and partially offset by: (i) increased concentrate costs (due to higher prices), (ii) significant labor costs increases, (iii) increased prices of sugar and PET resin, and (iv) the effect of the devaluation of the Argentine peso during the period over U.S. dollar denominated raw materials.

MD&A expenses were 12.6% greater due to increased salaries, increased freight costs (due to higher oil prices and labor costs), and  the advertising investments carried out during the period resulting from a stronger advertising effort focused on the Juices and Isotonic segment and the new launchings during the quarter.  All of which was partially offset by the effect upon translation of figures.

The increase in local prices, the translation of figures along with the effects upon costs and expenses, resulted in a 4.4% decrease of Operating Income, which amounted to Ch$3,195 million. Operating Margin was 8.3%.

EBITDA reached Ch$5,105 million, representing a 4.2% decrease. EBITDA Margin was 13.3%.

First Half ended June 30, 2010 vs. First Half ended June 30, 2009

Sales Volume for the First Half reached 59.6 million unit cases, an increase of 0.9%, exceeding the country average.  The Soft Drinks category decreased 1.8% while Juices and Waters together increased 140.6%. Net Sales reached Ch$85,936 million, representing a decrease of 4.7%, explained by the effect upon translation of figures that more than offset the price adjustments that took place during the period. Cost of Sales per unit case decreased 7.3% and MD&A expenses remained in line, mainly explained for the same reasons set forth during the quarter, along with a greater effect upon translation of figures for the first half.  Operating Income amounted to Ch$9,645 million, representing a decrease of 9.3%. Operating Margin was 11.2%, 60 basis points lower. EBITDA reached Ch$13,422 million, a decrease of 9.5%.  EBITDA Margin was 15.6%.

OTHERS

The following accounts had the greatest variations

•                  Other Income and expenses:  During 2010, this account includes the negative effect of losses due to the earthquake in Chile on February 27, 2010 (lower than the deductibles of our insurance policies) and donations made by the Company to affected communities.

•                  Taxes: The effective rate increased given that increases in earnings come mainly from Brazil with income tax rates of 34% and also due to the extinction of tax loss carry forwards from Brazil.

Finally, Net Income amounted to Ch$48,719 million, representing a 6.3% increase and Net Margin was 11.6%.

ANALYSIS OF THE BALANCE SHEET

As of June 30, 2010, the Company’s Net Cash Position amounted to US$52.5 million. Accumulated excess cash is invested in short-term time deposits with top of the line banks and money markets.

The Company holds 52.9% of its financial assets in UF*, 25.8% in Chilean pesos, 17.5% in Brazilian reais, 3.2% in U.S. dollars, and 0.5% in Argentine pesos. Total financial assets amounted to US$217.7 million. Financial debt level as of June 30, 2010 amounted to US$165.3 million, 84.3% of which is UF-denominated, 15.4% in Argentine pesos, and 0.4% is in Brazilian reais.

*Unidad de Fomento. Chilean peso-denominated monetary unit daily indexed to the Chilean inflation rate of the previous month.

II. Main Indicators

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Main Indicators

INDICATORS	Unit	Jun-10	Dec 2009	Jun-09	Variance Jun 2010 V/S June 2009
LIQUIDITY
Current Ratio	Times	1.89	1.96	2.08	-0.19
Acid Tests	Times	1.52	1.66	1.76	-0.24
Working Capital	MCh$	43,036	40,855	30,405	12,630
ACTIVITY
Investments	MCh$	36,215	49,483	25,702	10,513
Inventory turnover	Times	5.55	11.57	6.34	-0.80
Days of inventory on hand	Days	64.90	31.12	56.75	8.15
INDEBTEDNESS
Debt to equity ratio	%	68.68%	73.72%	70.98%	-2.30%
Short-term liabilities to total liabilities	%	47.24%	50.04%	40.80%	6.44%
Long-term liabilities to total liabilities	%	52.76%	49.96%	59.20%	-6.44%
Interest charges coverage ratio	Times	42.27	48.04	43.30	-1.03
PROFITABILITY
Return over equity	%	12.96%	27.22%	13.61%	-0.65%
Return over total assets	%	7.57%	15.33%	7.71%	-0.14%
Return over operating assets	%	14.05%	29.64%	14.26%	-0.21%
Operating income	MCh$	68,958	133,123	56,633	12,325
Operating margin	%	16.36%	16.89%	15.42%	0.94%
EBITDA (1)	MCh$	86,593	165,967	75,573	11,020
EBITDA margin	%	20.54%	21.07%	20.58%	-0.04%
Dividends payout ratio - Serie A shares	%	4.98%	5.43%	6.03%	-1.05%
Dividends payout ratio - Serie B shares	%	4.44%	4.95%	5.60%	-1.16%

EBITDA (1)	Earnings before income taxes, interests, depreciation, amortization and extraordinary items.

Liquidity indicators reflect the Company’s solid financial position and profitability for both periods.

Liquidity and indebtedness indicators remain very stable with a very similar balance sheet composition for both periods During the period net financial expenses amounted to Ch$1,608 million and earnings before interests and taxes amounted to Ch$67,988 million, achieving an interest coverage of 42.3 times.

At the closing of the period, ended June 30, 2010, operating profitability indicators were affected by the reasons explained in paragraph I.

III. Analysis of Book Values and Present Value of Assets

With respect to the Company’s main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with NIC 16.

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company’s participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

Summarizing, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV. Analysis of the Main Components of Cash Flow

Cash Flows (million Chilean pesos)	Jun-10	Jun-09	Var. Ch$	Var. %
Operarating	56,013	62,262	(6,249)	-10%
Financing	(41,463)	(52,127)	10,664	20%
Investment	(24,815)	(26,339)	1,524	6%
Net cash flow for the period	(10,265)	(16,204)	5,939	37%

The Company generated a negative net cash flow of MCh$10,265 during this period, analyzed as follows:

Operating activities generated a positive cash flow of MCh$56,013 representing a negative variation of MCh$6,249 mainly explained by higher payments to suppliers and employees,  partially offset by higher collections from clients.

Financing activities generated a negative cash flow of MCh$41,463 with a positive variation of MCh$10,664 regarding the previous year, mainly due to higher loans obtained partially offset by greater dividend payments.

Investment activities generated a negative cash flow of MCh$24,815 with a negative variation of MCh$1,524 regarding the previous year, mainly due to greater liquidations of long term financial investments partially offset by higher additions to property, plant and equipment.

V. Analysis of Market Risk

Interest Rate Risk

As of June 30, 2009 and 2010, the Company held 100% of its debt obligations at fixed-rates. Consequently, the risk of market interest rate fluctuations regarding the Company’s cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates, and for this period, it was composed as follows:

Chilean Peso	Brazilian Real	Argentine Peso
33%	47%	20%

Since the Company’s sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars, which mainly correspond to payment to suppliers of raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, hence, denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum, and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 35% and 40% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable. Likewise, commodity-hedging instruments have also been utilized.

*****

This document may contain forward-looking statements reflecting Embotelladora Andina’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

	By:	/s/ Osvaldo Garay
	Name:	Osvaldo Garay
	Title:	Chief Financial Officer
Santiago, September 30, 2010